Exhibit 99.1

Banco Santander Chile Management Commentary As of September 30, 2023

Important information Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : This document was approved for disclosure by the Bank’s Audit Committee on October 24 , 2023 . This report is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which are similar to IFRS, but there are some differences . Please refer to our 2022 20 - F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

Contents

Section 1: Key information 4
Section 2: Business environment.... 8
Section 3: Segment information 14
Section 4: Balance sheet and results 20
Section 5: Guidance 37
Section 6: Risks 38
Section 7: Credit risk ratings 50
Section 8: Stock Performance 51
Annex 1: Strategy and responsible banking 52
Annex 2: Balance sheet.... 74
Annex 3: Income Statement YTD 75
Annex 4: Quarterly results.... 76
Annex 5: Quarterly evolution of main ratios and other information 77

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Section 1: Key information Summary of results ROAE 1 of 10,4% in 9M23 2 , with a solid net contribution from business segments that increases 33.0%. As of September 30 , 2023 , net income attributable to shareholders reached Ch $ 319 , 486 million ( $ 1 . 70 per share and US $ 0 . 76 per ADR), decreasing 54 . 8 % compared to the same period last year and with an ROAE of 10 . 4% . This lower result was mainly due to the impacts perceived in the NIM 3 produced by the deceleration of inflation, especially in the third quarter, and higher interest rates that reduced the return on assets in UF and increased the funding costs . The net contribution of our business segments continues to be very strong, increasing 33 . 0 % YoY 4 . Specifically, the Retail Banking segment increased 21 . 6 % YoY with total revenues increasing 20 . 8 % YoY . The net contribution of the Middle - market segment increased 27 . 3 % YoY, with an increase in total revenues of 18 . 8 % YoY . Finally, the net contribution of our Corporate and Investment Banking (CIB) unit grew 68 . 3 % YoY, driven by a 43 . 6 % YoY increase in total revenues . Net income from fees increases 29.6% in 9M23, with the recurrence 5 ratio reaching 56.8%. Net commissions have followed a positive trajectory in recent years, strongly influenced by the increase in customers, both individuals and Small and Medium sized companies (SMEs), which have boosted the cross - selling of our products . During 9 M 23 , net commissions increased 29 . 6 % YoY, with positive variations in all lines, but to a greater extent in card fees, insurance brokerage, Getnet and others . Within this last item, commissions for financial advisory services are considered, which have increased in recent months due to good business from CIB . During 3 Q 23 6 , commissions fell 10 . 6 % QoQ 7 mainly due to one - time commissions due to good CIB business and a release of provisions related to the insurance brokerage contract in the “Others” item . Top 1 in NPS among our main Chilean peers The first pillar of our strategy is based on cutting - edge technology and customer - focused processes and products . We are building a bank with strengths in digital channels that already allows digital onboarding in a safe, fast and user - friendly way, offering our Life and Más Lucas accounts for the mass segment and the PYME (SME) Life account and 1. Return on Average Equity. Annualized net income attributable to shareholders divided by average equity attributable to shareholders. 2. Nine months accumulated as of September 30, 2023. 3. NIM: Net interest margin. Annualized net income from interest and readjustments divided by interest earning assets. 4. Year on year, the nine months accumulated as of September 30, 2023 compared to the nine months accumulated as of September 30, 2022. 5. Recurrence: Net fees divided by operating expenses. 6. Third quarter of 2023. 7. Current quarter compared with last quarter. 4

5 payment services through Getnet for small and medium - sized businesses and entrepreneurs . These initiatives not only encourage our clients to become more digital, they are also managing to increase financial inclusion in these segments and supporting them with transaction services, with the potential to extend the offer of other products and financing options . As a result of all our efforts, our clients are the most satisfied with us . As of September 30 , 2023 our NPS reached 58 points, and our digital channels continue to be our strength, with our website with an NPS of 71 and the App with 70 . Issuance of the first green bond under our ESG Framework to finance green mortgages In mid - October, the bank placed its first green bond under its ESG Framework which incorporates ESG criteria focusing on the green mortgage product . The objective of the transaction is to refinance or finance new operations of this product, which is offered by the Bank for the purchase of homes, based on energy efficiency certifications existing in the industry, and which benefits clients with a preferential rate . This is the first green bond with use of funds for green mortgages in the country . The issue was for JPY 8 , 000 million, equivalent to US $ 53 million, with a rate of 0 . 845 % and a term of two years .

Key financial information

Balance Sheet (Ch$ million)	Sept-23	Dec-22	% Variation
Total assets	72,490,744	68,164,603	6.3%
Total gross loans[1]	40,139,445	38,871,708	3.3%
Demand deposits	12,904,084	14,086,226	(8.4%)
Time deposits	15,651,236	12,978,790	20.6%
Total shareholders' equity	4,192,619	4,128,808	1.5%

Income Statement (YTD)	Sept-23	Sept-22	% Variation
Net income from interest and readjustment	742,152	1,321,407	(43.8%)
Net fee and commission income	387,406	298,960	29.6%
Net financial results	243,545	160,731	51.5%
Total operating income[2]	1,393,955	1,794,293	(22.3%)
Operating expenses[3]	(669,633)	(725,110)	(7.7%)
Net operating income before credit loss expenses	724,322	1,069,183	(32.3%)
Credit loss expenses	(352,282)	(253,444)	39.0%
Net operating income before income tax	372,040	815,739	(54.4%)
Income attributable to shareholders	319,486	706,849	(54.8%)

1. Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income.
2. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income
3. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses

Key indicators (non-accounting financial information)

Profitability and efficiency	Sept-23	Sept-22	Variation bp
Net interest margin (NIM)[1]	2.0%	3.7%	(175)
Recurrencia[2]	57.9%	41.2%	1,662
Efficiency ratio[3]	48.0%	40.4%	763
Return on avg. equity[4]	10.4%	25.9%	(1,555)
Return on avg. assets[5]	0.6%	1.4%	(81)
Return on RWA[6]	1.1%	2.5%	(141)
Asset quality ratios (%)	**Sept-23**	**Sept-22**	**Variation bp**
NPL ratio[7]	2.3%	1.7%	58
Coverage of NPLs ratio[8]	158.0%	199.6%	(4,157)
Cost of credit[9]	1.2%	0.9%	30
Capital indicators	**Sept-23**	**Dec-22**	**Variation**
Risk-weighted assets	39,899,327	38,026,916	4.9%
Common Equity	4,275,569	4,212,916	1.5%
Regulatory capital	6,840,461	6,759,047	1.2%
Core capital ratio[10]	10.7%	11.1%	(36)
Tier I ratio[11]	2.1%	2.1%	(0)
Tier II ratio[12]	4.4%	4.6%	(27)
BIS ratio[13]	17.1%	17.8%	(63)

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Clients and service channels	Sept-23	Sept-22	Variation %
Total clients[14]	3,907,194	4,024,633	(2.9%)
Active clients	2,263,503	2,174,951	4.1%
Loyal clients[15]	838,312	847,115	(1.0%)
Digital clients[16]	2,061,291	1,994,206	3.4%
Branches	254	306	(17.0%)
Employees	9,077	9,417	(3.6%)

Market capitalization (YTD)	Sept-23	Sept-22	Variation %
Net income per share (Ch$)	1.70	3.75	(54.8%)
Net income per ADR (US$)	0.76	1.55	(50.7%)
Stock price (Ch$/per share)	41.15	33.82	21.7%
ADR price (US$ per share)	18.34	14.01	30.9%
Market capitalization (US$mn)	8,640	6,789	27.3%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
2. Recurrence: Net fees divided by operating expenses.
3. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
4. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
5. Accumulated Shareholders' net income annualized, divided by annual average assets.
6. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
7. Capital + future interest of all loans 90 days or more overdue divided by total loans.
8. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$293,000 million of additional provisions and Ch$ 6,000 million of provisions required by the regulator.
9. Provision expense annualized divided by average loans.
10. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
11. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
12. Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.
13. Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
14. Total clients decreased 2.9% YoY due to the Bank closing accounts with no activity.
15. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
16. Clients that use our digital clients at least once a month.

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8 Section 2: Business environment Competitive position We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard) . We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country . We offer unique transaction capabilities to clients through our 254 branches and digital platforms . Our headquarters are in Santiago, and we operate in every major region of Chile . Santander Chile provides a wide range of banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products . In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A 2 rating from Moody's, A - from Standard and Poor's, A+ from Japan Credit Rating Agency, AA - from HR Ratings and A from KBRA . All our ratings as of the date of this report have a Stable Outlook . As of September 30 , 2023 , we had total assets of Ch $ 72 , 490 , 744 million (U . S . $ 81 , 500 million), outstanding gross loans (including interbank loans) at amortized cost of Ch $ 40 , 139 , 445 million (U . S . $ 45 , 128 million), total deposits of Ch $ 28 , 555 , 320 million (U . S . $ 32 , 104 million) and shareholders’ equity of Ch $ 4 , 192 , 619 million (U . S . $ 4 , 714 million) . The BIS capital ratio as of September 30 , 2023 , was 17 . 1% , with a core capital ratio of 10 . 7% . As of September 30 , 2023 Santander Chile employed 9 , 077 people and has 254 branches throughout Chile . For more information on the constitution of our business please see Section 2 of our Management Commentary for 1 Q 22 . Ranking among peers 2 Santander Market share 1 1 17.3% Total loans 3 14.5% Commercial loans 1 21.2% Mortgage loans 1 19.5% Consumer loans 2 19.7% Demand deposits 2 15.0% Time deposits 1 26.5% Current accounts (#) 1 23.1% Credit card purchases ($) 3 16.6% Branches (#) 3 15.5% Employees (#) August 2023 Indicators 1 4 47.7% Efficiency ratio 5 11.3% ROAE (12M average) 6 0.7% ROAA advisory services, acquiring, and brokerage of mutual funds, 1. securities, and insurance. Source: FMC, as of August 2023, current accounts, credit card purchases (last 12 months), branches and employees as of July 2023. Peers: Banco de Chile, BCI, Banco Estado, Itaú y Scotiabank

Operating environment All of our operations and substantially all of our customers are located in Chile . Consequently, our financial condition and the results of our operations are substantially dependent on the economic conditions prevailing in Chile . Economic activity in Chile continues stagnant . The non - mining sectors have fallen significantly, revealing a persistent weakening of consumption and a slowdown in investment . Going forward, we estimate that spending will continue to lose strength in the face of tight financial conditions . We maintain our estimate for an economic contraction of 0 . 75 % this year . In 2024 we would return to the trend (around 2% ) . Total employment has been stagnant for several months, while formal employment has shown a systematic decline since the beginning of the year . For its part, the labor force, even though it remains low, has tended to recover somewhat, which has led to an increase in unemployment . As the labor force continues to increase, it is possible that the unemployment rate will continue to climb and be above 9 % in the coming months, beyond seasonal fluctuations . Inflation continues to decline, although at a slower pace . The September CPI increased significantly ( 0 . 7 % m/m) but around what was expected, influenced by seasonal increases . Together with the above and given the recent depreciation of the peso and the rise in the price of oil, inflation should decrease somewhat more slowly, closing the year at around 4 . 5% . Over the next year, inflation would continue to decline and would be around the target by the fourth quarter . projection for the parity at the end of the year to $875. The monetary policy rate (MPR) reached its maximum of 11 . 25 % in October 2022 . The Central Bank has begun the rate cutting process, with the first reduction in July and then in September, reaching 9 . 5% . It is expected that in the next two meetings they will continue with the same trend, reaching the end of the year with a MPR around 8 . 0% . For 2024 , the cuts will continue, although their magnitude will be conditioned, in large part, on the Fed's rate path . If the scenario of high rates for a longer period materializes, it will be difficult for the Central Bank to take the MPR beyond 5% or 5.5% by the end of next year, even if domestic inflation has already reached the 3% target. 12 10 8 6 4 2 0 Sep21 Dec21 Mar22 Jun22 Sep22 Dec22 Mar23 Jun23 Sep23 MPR 0 The peso had a significant depreciation in recent months (CLP above $ 950 ) . This, after the fall in the price of copper to new lows of the year (US $ 3 . 5 per pound), and the strengthening of the dollar due to the tightening of global financial conditions, added to the greater risk aversion due to the conflict in Mid - East that has led to capital outflows from emerging economies towards dollar - denominated assets (flight to quality) . Although part of the peso depreciation is due to fundamentals, an overreaction is still observed . In this way, we revised upward the 9 5 10 15 Sep20 Jan21 May21 Sep21 Jan22 May22 Sep22 Jan23 May23 Sep23 CPI (12 months)

Summary of economic estimates:

	2020	2021	2022	2023 (E)	2024 (E)
National accounts					
GDP (real var. % YoY)	(6.1%)	11.7%	2.4%	-0.75%	2.0%
Internal demand (real var. % YoY)	(9.4%)	21.7%	2.3%	-5.0%	2.3%
Total consumption (real var. % YoY)	(6.6%)	19.3%	3.1%	-3.7%	0.8%
Private consumption (real var. % YoY)	(7.4%)	20.8%	2.9%	-5.2%	1.0%
Public consumption (real var. % YoY)	(3.5%)	13.8%	4.1%	3.1%	0.1%
Gross fixed capital formation. (Real var. % YoY)	(10.8%)	15.7%	2.8%	-1.3%	0.4%
Exports (real var. % YoY)	(0.9%)	-1.4%	1.4%	0.4%	1.3%
Imports (real var. % YoY	(12.3%)	31.8%	0.9%	-10.5%	2.5%
Currency and Exchange Market					
CPI Inflation	3.0%	7.2%	12.6%	4.5%	3.0%
UF Inflation	2.7%	6.6%	13.3%	4.8%	3.1%
CLP/US$ exchange rate (year's exercise)	711	852	875	875	885
Monetary policy rate (year's exercise, %)	0.5%	4.0%	11.25%	8.0%	5.0%
Labor market					
Unemployment (%)	10.3%	7.2%	7.9%	8.0%	7.5%
Fiscal policy					
Public expenditure (real var. % YoY)	11.0%	31.6%	(24.0%)	2.2%	3.5%
Central Government balance (% GDP)	(7.3%)	(7.7%)	1.3%	-2.5%	2.5%

(E) Banco Santander Chile estimates.

Constitutional Convention

After the referendum was held in September 2022 that resulted in the rejection by voters of the proposed constitution, a new political agreement to start a new constitutional process was announced in December 2022 and approved in January 2023.

The new constitutional agreement includes a defined framework of main ideas that the new constitution should include. This has led to a moderation of internal political uncertainty.

There is a Constitutional council of 50 people plus indigenous representatives, an expert commission of 24 people and a technical commission of 14 people. Both commissions were appointed by the Senate and the Lower house.
The timeline of the new constitutional process started in January, with the appointment of the expert committees. Then on May 7, the council was elected and the new text is expected to be ready by November 2023. Finally, there will be a referendum with mandatory participation on December 17, 2023, to accept or reject this new draft.

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Tax reform The Chilean Finance Ministry presented a tax reform proposal that was presented to Congress in July 2022 , but raised several criticism and doubts from both the private and the political sectors, in particular, regarding those aspects that could impact the country`s competitiveness and investment levels . The proposed reform was rejected on March 2023 . After the rejection of the proposal, the discussion of the reform focused on the mining royalty . A new tax project for mining was proposed and approved in mid - May 2023 . In general, the project establishes a new tax scheme for mining operators that produce more than 50 , 000 metric tons of fine copper per year that considers a 1 % ad - valorem tax on annual copper sales, and a component on the mining margin with rates between 8 % and 26 % according to operating margin . A maximum potential tax burden was set between 45 . 5 % and 46 . 5 % depending on the volume of production . This new tax structure will come into effect as of 2024 and, under the regime, it expects to collect 0 . 45 % of GDP (equivalent to approximately US $ 1 . 35 billion), of which US $ 450 million will be distributed directly to promote the productive development of regions and districts throughout the country . Meanwhile, the government is carrying out a fiscal pact, seeking to modernize the current tax system, prioritize spending, greater transparency of state services and fiscal supervision . As part of this, they hope to encourage investment, productivity and formalization of the economy while closing opportunities for tax evasion . 11

12 Pension reform In November 2022 , the Chilean government presented a new bill for pension reform to Congress . The new proposal creates a Mixed Pension System . It maintains the individual capitalization system and complements it with a contributory pillar with social security logic . The 6 % additional contribution charged to the employer is allocated to social security, whose benefits are distributed among pensioners using social security criteria, better diversifying idiosyncratic risks among people . Also, a new institutional structure is created where public and private entities coexist . The Executive has proposed the creation of the Autonomous Pension Administrator, which will be in charge of the collection of individual and social security contributions, pension payments and other operational functions . In addition, there will be a public institution that, together with private institutions, will take charge of the financial management of the pension funds . People will have the right to choose which type of institution invests the individual capitalization savings . Additionally, all pensions will be paid out as annuities and the programmed withdrawal option will be eliminated . Lastly, the Universal Guaranteed Monthly Pension (PGU) will be increased to Ch $ 250 , 000 /month (US $ 300 ) . This bill has yet to be approved by Congress . Recently the government has declared that the discussion of this reform will be postponed until after the constitutional plebiscite of December 17 due to lack of political consensus . Interchange fees In February 2023 the Committee for the Fixing of the Interchange Rate limits proposed new limits to the interchange fees . These were approved in April 2023 , and their implementation will be gradual . In 18 months (Oct - 24) In 6 months (Oct - 23) Current rate Type of card 0.35% 0.5% 0.6% Debit 0.80% 1.14% 1.48% Credit 0.80% 0.94% 1.04% Prepaid New Fogape Apoya Chile (Fogape Support Chile) New state guarantees for micro, small and medium companies for working capital, investment and refinancing of debt . This program is available until December 31 , 2023 and could potentially support up to 60 thousand companies who are in vulnerable sectors such as tourism, cultural activities, agriculture and construction .

13 New Fogaes The Fogaes Law involves an initial fiscal contribution of 50 million dollars and is made up of two programs that will last 12 months : the Housing Support guarantee program and the construction support program . The Housing Support program is intended to facilitate access to mortgage loans to buy a home for the first time . This program establishes that financial institutions can provision between 80 % and 90 % of the value of the home with the same parameter used for 80 % of the value . With the above, it aims to reduce the cost of financing granted by the financial institution . The Fogaes Construction Support program is intended to support access to financing for companies in the real estate and construction sectors. The requirements to access the construction support program are: ● Have annual sales over UF100,000 and up to UF1,000,000. ● Have at least one transfer corresponding to an activity on the list defined in the regulations. New regulation for consumer provisions During 2022 , the FMC published a draft for a new standardized consumer loan provisioning model for banks . The FMC estimated an impact for the entire industry of about US $ 1 , 000 million and the Bank estimated an impact of expense of between Ch $ 100 , 000 million to Ch $ 150 , 000 million . In October 2023 , the FMC published a second draft for consultation for the same model, estimating an initial impact of US $ 487 million for the entire system . As of the date of this document, we are in the process of calculating the estimate of the impact for the Bank . According to what is written by the FMC, it can be covered with voluntary provisions already established in previous periods . Regulation and supervision In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with regulated non - banking financial institutions, such as Cooperatives, accept time deposits . The principal authorities that regulate financial institutions in Chile are the FMC and the Central Bank . Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded . For more information on the regulation and supervision of our Bank please see Section 2 of our Management Commentary for 1Q22 . For more information on the General Banking Law click here . For more information about the FMC, see the following website: www.cmfchile.cl For more information on the Central Bank, see the following website: www.bcentral.cl

47% 70% 8% 27% Section 3: Segment information Segment information is based on financial information presented to upper management and the Board . The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents . The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision - making . The Bank's operating segments reflect the organizational and management structures . Top management reviews internal information based on these segments to assess performance and allocate resources . Description of segments Banca Retail (Individuals and SMEs) This segment consists of individuals and small to medium - sized entities (SMEs) with annual sales less than Ch $ 3 , 000 million (U . S . $ 3 . 75 million) . This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage . Additionally, the SME clients are offered government - guaranteed loans, foreign trade services, leasing and factoring . Middle - market This segment serves companies and large corporations with annual sales exceeding Ch $ 3 , 000 million (U . S . $ 3 . 75 million) . It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch $ 800 million (U . S . $ 1 . 0 million) with no upper limit . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, securities brokerage, and insurance brokerage . Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans . Corporate Investment Banking (CIB) This segment consists of foreign and domestic multinational companies with sales over Ch $ 10 , 000 million (U . S . $ 12 . 5 million) . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, securities brokerage and insurance brokerage . This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle - market segment and Corporate Investment Banking . These include products such as foreign exchange services, derivatives, securitization and other tailor - made products . The Treasury Division may act as broker to transactions and manages the Bank’s trading fixed income portfolio . Corporate activities (“Other”) This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk, liquidity risk and capital levels. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available - for - sale portfolio. This segment also manages capital allocation by unit. These activities, with the exception of our inflation gap, usually result in a negative contribution to income. In addition, Corporate Activities encompasses all the intra - segment income and all the activities not assigned to a given segment or product with customers. 22% 26% % of loans % of net results from operating segments 14

Results by segment

Accounting financial information

As of September 30, 2023

(Ch$ million)	Retail Banking	Middle market	CIB	Total Business sub-segments	Corporate activities	Total
Net interest income[1]	1,023,547	348,347	186,294	**1,558,189**	(816,037)	**742,152**
Change YoY	20.8%	20.3%	72.7%	**25.2%**	--%	**(43.8%)**
Net fee and commission income	290,632	48,489	36,400	**375,520**	11,886	**387,406**
Change YoY	21.1%	5.7%	31.0%	**19.7%**	--%	**29.6%**
Total financial transactions, net	31,890	21,198	142,998	**196,086**	47,459	**243,545**
Change YoY	20.8%	27.7%	20.1%	**21.0%**	--%	**51.5%**
Core revenues	**1,346,070**	**418,034**	**365,691**	**2,129,795**	**(756,692)**	**1,373,103**
Change YoY	**20.8%**	**18.8%**	**43.6%**	**23.8%**	--%	**(22.9%)**
Provision for loan losses	(319,252)	(39,222)	5,558	**(352,916)**	634	**(352,282)**
Change YoY	**60.1%**	**5.3%**	**(167.8%)**	**44.2%**	**--%**	**39.0%**
Net operating profit from business segments	**1,026,818**	**378,812**	**371,249**	**1,776,879**	**(756,058)**	**1,020,821**
Change YoY	**12.3%**	**20.3%**	**50.6%**	**20.4%**	--%	**(33.2%)**
Operating expenses[2]	**(493,765)**	**(79,802)**	**(67,745)**	**(641,312)**	**(10,286)**	**(651,598)**
Change YoY	**3.7%**	**(0.0%)**	**2.5%**	**3.1%**	**(32.6%)**	**2.2%**
Net contribution from business segments	**533,053**	**299,009**	**303,504**	**1,135,567**	**(766,345)**	**369,222**
Change YoY	**21.6%**	**27.3%**	**68.3%**	**33.0%**	**--%**	**(58.5%)**

1. Includes net income from interest and readjustments.
2. Includes personnel expenses, administrative expenses and depreciation.

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Retail banking:

Accounting financial information

ACTIVITY

Ch$ million	Sep-23	Sep-23/ Dec-22	QoQ
Loans	28,179,460	4.1%	1.6%
Deposits	13,592,425	0.3%	-1.0%

RESULTS

Ch$ million	Sep-23	YoY	3Q23	QoQ
Net income from interest and readjustments	1,023,547	20.8%	351,923	3.2%
Fees	290,632	21.1%	99,575	3.7%
Financial transactions	31,890	20.8%	10,604	-4.1%
Total income	**1,346,070**	**20.8%**	**462,103**	**3.1%**
Provisions	-319,252	60.1%	-100,359	-5.2%
Net operating income	**1,026,818**	**12.3%**	**361,744**	**5.6%**
Expenses	-493,765	3.7%	-166,713	-0.8%
Net contribution	**533,053**	**21.6%**	**195,031**	**11.9%**

LOANS COMPOSITION


Mass income 0.5%
Middle income 19%
SMEs 13%
High income 68%

Business activity:

Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers with the highest levels of client service and through an efficient and productive phygital distribution strategy. 87% of loans to individuals go to high-middle income earners, yet the Bank has an innovative strategy for mass income.

Santander Life continues to be the main contributor in new client growth with a digital onboarding process of current account openings. Life clients are quickly monetized and have a high NPS score throughout the incorporation process.

Also, with the objective on continuing our commitment on financial inclusion, we launched “Más Lucas” the first 100% digital on-boarding interest-bearing sight and savings account for the mass market. This product does not charge any maintenance or transaction fees, on the other hand, the sight account pays a fixed rate on a monthly basis in respect to the balance maintained in the account.

Retail Banking loans grew 4.1% YTD and 1.6% compared to the previous quarter. Mortgage loans continued to increase 1.5% QoQ, higher than the increase in the UF, which increased only 0.3% QoQ, indicating that we are beginning to see that the origination of new mortgages is beginning to grow. On the consumer side, the increase of 3.0% YTD and 0.5% QoQ, are driven mainly by installment loans and credit cards that grow 4.5%, and 1.8% respectively so far this year. Finally, SMEs have decreased by 0.6% YTD but with an increase in the quarter of 3.1%. These companies are in the process of paying the Fogape credits that were granted at the beginning of the pandemic and that expire during 2024. This led to several quarters of contraction and now we aere staring to see a reactivation in SME lending.

On the other hand, total deposits in this segment increased 0.3% YTD and a decrease 1.0% QoQ due to a decrease in the balances of demand deposits, mainly as a result of a decrease in household liquidity.

16

17 Results: The net contribution of retail banking increased 21 . 6 % YoY . The margin increased 20 . 8 % YoY due to a better mix of funding and loan growth . Fees in this segment increased strongly by 21 . 1 % YoY, driven by card fees due to greater usage and the increase in the client base, as well as the fees generated by Getnet . Provisions increased 60 . 1 % YoY, without including additional provisions, due to the growth of the portfolio in the year, slowing economic growth and the normalization of asset quality of our retail loans after historically low levels of non - performing loans due to the increase in liquidity of our clients in recent periods . Operating costs increased in a controlled manner by 3 . 7 % YoY as the Bank continues its digital transformation, generating greater operating efficiencies . Compared to 2 Q 23 , the net contribution of retail banking increased 11 . 9 % QoQ . The margin increased by 3 . 2 % QoQ mainly due to the higher spreads earned on demand deposits . Commissions in this segment increased 3 . 7 % in the quarter, as a consequence of greater card fees, the consolidation of Getnet and greater fees generated by insurance brokerage . Provisions decreased 5 . 7 % QoQ mainly due to the decrease in the SME portfolio and the recovery of individual and SME loans during the quarter . The operating costs decreased 0 . 8 % QoQ, mainly due to greater personnel expenses due to seasonal factors in 2 Q 23 . Middle market Accounting financial information ACTIVITY QoQ Sep - 23/ Dec - 22 Sep - 23 Ch$ million 2.9% 2.1% 8,820,787 Loans - 2.9% - 6.4% 5,716,751 Deposits Business activity: The credit portfolio of this segment increased 2 . 1 % YTD and 2 . 9 % QoQ, as a result of the strong depreciation of the Chilean peso in the quarter, where the exchange rate increased from 800 at the end of June to above 890 at the end of September, that is, an increase of 11 . 1 % QoQ, affecting loans denominated in dollars . Deposits decreased 6 . 4 % YTD and 2 . 9 % QoQ, due to the high levels of liquidity of these clients in previous years, which in 2023 have been almost completely drained . The main strategic objective of this segment is to focus on the client's total profitability, in credit and non - credit activities . Green financing has also been a focus with US $ 270 million in green loans disbursed during 2023 . Results: Net contribution from the Middle Market increased 27 . 3 % YoY, with an increase in total revenues of 18 . 8 % due to a 20 . 3 % growth in net interest income as a result of a better loan and deposit spread and volume growth . Additionally, commissions increased by 5 . 7 % in line with the greater activity of clients in payments and foreign trade, as well as leasing, factoring and structuring of operations . Provisions in this segment increased 5 . 3 % YoY due to greater risks in RESULTS QoQ 3Q23 YoY Sep - 23 Ch$ million - 0.3% 115,105 20.3% 348,347 Net income from interest and readjustments 4.3% 16,165 5.7% 48,489 Fees 0.0% 6,720 27.7% 21,198 Financial transactions 0.2% 137,990 18.8% 418,034 Total income 130.7% (23,672) 5.3% (39,222) Provisions - 10.3% 114,318 20.3% 378,812 Net operating income - 0.8% (27,630) 0.0% (79,802) Expenses - 14.1% 86,688 27.3% 299,009 Net contribution

18 sectors such as agriculture that we saw affected during this last quarter with the intense rains and floods resulting from the “El Niño phenomenon”, which mainly affected the central regions of Chile where there is a lot of crops . Expenses remain stable as a result of the efficiencies generated by technological projects . In the quarter, the net contribution of Middle Market decreased 14 . 1 % QoQ, due to a greater provision expense of 130 . 7 % QoQ as a result of higher provisions made in the quarter as we mentioned in the previous paragraph, as well as one - time provisions as a result of the reclassification of some clients who graduated to the individual provisioning model . Corporate Investment Banking (CIB) : Accounting financial information Business activity: The loan portfolio in the CIB segment increases by 4 . 9 % YTD and 7 . 6 % QoQ due to an increase in factoring loans and foreign trade placements . Deposits increased 17 . 2 % YTD and a 4 . 2 % QoQ due to higher demand for time deposits in CLP considering higher rates . Results: Total income from this segment increased 68 . 3 % YoY Net income from interest and readjustments increased 72 . 7 % YoY due to the increase in loans, particularly foreign trade, and a better margin from its financing sources due to the increase in current account balances . Also noteworthy is the year - on - year increase in fees of 31 . 0 % due to a better performance from financial advisory and financial brokerage and also greater customer treasury income of 20 . 1 % YoY in line with this segment ǲ s focus on non - lending income . Regarding provisions, during the quarter there was a release in provisions due to the increase in loans with good payment behavior and a decrease in non - performing loans . Expenses increased 2 . 5 % YoY due to higher amortization of technology and administrative costs . In the quarter, CIB's net contribution fell 1 . 0 % QoQ due to a lower total income but is compensated by a greater release of provisions and very controlled expenses . ACTIVITY QoQ Sep - 23/ Dec - 22 Sep - 23 Ch$ million 7.6% 4.9% 3,124,060 Loans 4.2% 17.2% 7,776,203 Deposits RESULTS QoQ 3Q23 YoY Sep - 23 Ch$ million - 4.2% 60,554 72.7% 186,294 Net income from interest and readjustments - 15.0% 11,337 31.0% 36,400 Fees 3.8% 43,942 20.1% 142,998 Financial transactions - 2.6% 115,833 43.6% 365,691 Total income 233.3% 3,186 -- % 5,558 Provisions - 0.7% 119,020 50.6% 371,249 Net operating income 0.8% (22,659) 2.5% (67,745) Expenses - 1.0% 96,360 68.3% 303,504 Net contribution

Corporate center/ Financial Management:

Accounting financial information:

ACTIVITY

Ch$ million	Sep-23	Sep-23/ Dec-22	QoQ
Loans	(82,152)	-343.6%	-384.4%
Deposits	1,469,941	48.9%	36.1%

RESULTS

Ch$ million	Sep-23	YoY	3Q23	QoQ
Net income from interest and readjustments	(816,037)	--%	(316,423)	19.1%
Fees	11,886	--%	(5,528)	--%
Financial transactions	47,459	--%	19,940	-19.7%
Total income	**(756,692)**	**--%**	**(302,010)**	**31.4%**
Provisions	634	--%	150	--%
Net operating income	**(756,058)**	**--%**	**(301,860)**	**30.1%**
Expenses	(10,286)	(32.6%)	(3,092)	-18.2%
Net contribution	**(766,345)**	**--%**	**(304,952)**	**29.3%**

Results:

The Bank's results from corporate activities and ALM contributed with a loss of Ch$766 billion to results in the nine-month period ended September 30, 2023. This was mainly due to a lower margin. During the period we received lower income from interest and readjustments due to an increase in the cost of funding managed by the ALCO due to the increase in short-term rates and the lower carry earned over the held to collect investment portfolio. The held to collect portfolio mainly includes Central Bank bonds held as collateral by the Central Bank against the FCIC financing lines that were offered to banks during the pandemic to keep loan growth flowing. Both the collateral and the FCIC lines come due in 2024.

Compared to 2Q23, the net loss of the corporate center increased 29.3% QoQ due to lower inflation in the quarter that continued to pressure our margins.

At the end of the third quarter, the Central Bank published a new program for issuing Liquidity Deposits (DL) aimed exclusively at guaranteeing and operationally supporting the payment of the “Facilidad de Crédito Condicional al Incremento de las Colocaciones” (FCIC). These deposits will be recognized in the held to collect (HTC) portfolio and will facilitate the operating process of the FCIC payment in the banking system.

19

Section 4: Balance sheet and results

Balance sheet

Loan growth led by retail banking

Total loans increased 2.0% QoQ and 3.3% YTD, mainly driven by the retail segment, mortgage and consumer loans (credit cards).

Approximately 58% of our portfolio is indexed to the UF, including most mortgage loans and around 36% of the commercial loans. Regarding loans in foreign currency, around 21% of commercial loans (of the BEI and CIB segments) are denominated in foreign currency, mainly in US dollars.

Loans by segment:

Accounting financial information

		YTD		Var %	
(Ch$ million)	**Sep-23**	**Jun-23**	**Dec-22**	**Sep-23/Dec-22**	**Sep-23/Jun-23**
Consumer loans	5,440,518	5,411,859	5,282,812	3.0%	0.5%
Santander Consumer (auto)	888,903	887,555	887,555	0.2%	0.2%
Credit Cards	1,571,262	1,596,061	1,544,176	1.8%	(1.6%)
Other consumer loans	2,980,353	2,928,243	2,851,081	4.5%	1.8%
Residential mortgage loans	16,650,160	16,407,126	15,729,010	5.9%	1.5%
SME	3,666,932	3,556,013	3,688,979	(0.6%)	3.1%
Retail banking[1]	**28,179,460**	**27,735,967**	**27,081,897**	**4.1%**	**1.6%**
Middle-market	**8,820,787**	**8,571,668**	**8,641,652**	**2.1%**	**2.9%**
Corporate Investment banking (CIB)	**3,124,060**	**2,903,141**	**2,978,420**	**4.9%**	**7.6%**
Others[2]	15,138	151,507	169,739	(91.1%)	(90.0%)
Total loans[3 4]	**40,139,445**	**39,362,284**	**38,871,708**	**3.3%**	**2.0%**

1. Includes consumer loans, residential mortgage loans, SME loans and other commercial loans to individuals at amortized cost. See note 13 of the financial statements
2. Others includes other non-segmented loans and interbank loans. See note 6 of the financial statements.
3. Total gross loans at amortized cost.
4. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

The Middle market segment's loan portfolio increases 2.9% QoQ and 2.1% YTD, mainly driven by positive conversion gains on dollar-denominated loans against the depreciation of the Chilean peso in the period (11.1% QoQ and 4.7% YTD), affecting our importing and exporting clients in particular. Loans in the CIB segment increased 7.6% YTD and 4.9% QoQ influenced by greater demand for factoring and foreign trade in addition to the effect of the exchange rate on loans in dollars.

20

Retail banking loans grew 1 . 6 % QoQ and 4 . 1 % YTD . Consumer loans increased 0 . 5 % QoQ and 3 . 0 % YTD . Between the end of 2019 and 2021 credit card loans decreased 7 . 0 % as clients reduced large purchases such as travel and hotels which fuels credit card loans . At the same time many clients paid off credit card debt with the liquidity obtained from government transfers and pension fund withdrawals . At the end of 2022 , as household liquidity levels returned to normal and holiday travel resumed credit card loans began to grow again, increasing the total balance compared to pre pandemic levels . In the last quarter we have seen a slight decrease in loans through credit cards, because clients are preferring consumer installment loans, reflecting a better planning of their debt . Origination of new mortgage loans has fallen as inflation and rates remain high, however, in the quarter mortgage loans once again grew stronger than inflation, reaching a growth of 1 . 5 % QoQ and 5 . 9 % YTD in the way clients adjust to market conditions . As for the SME loans, after several quarters with a contraction in this portfolio, growth is beginning to normalize . During the pandemic, our SME clients had access to Fogape programs with a state guarantee . As clients are finishing paying their debt and also thanks to the increase in SME clients through checking accounts and Getnet, the demand for credit in this segment is reactivating . Given the above, the SME segment portfolio increased 3 . 1 % QoQ and decreased 0 . 6 % YTD . A new FOGAES program was launched by the government in April, in which the bank is participating . The programs’ objective is to support families in obtaining a mortgage loan for the purchase of their first home, and to support access to financing companies in the real estate and construction sectors . Also for 2023 , the government announced a new Fogape scheme to provide state guarantees to reactivate lending to micro and small and medium companies . 21

22 Financial investments Financial investments: Accounting financial information Var % YTD Sep - 23/Jun - 23 Sep - 23/Dec - 22 Dec - 22 Jun - 23 Sep - 23 (Ch$ million) 115.6% 76.4% 154,046 125,989 271,684 Financial assets held for trading at fair value through profit or loss (Trading) 1.2% 17.2% 6,023,039 6,975,961 7,058,984 Financial assets at fair value through other comprehensive income (Available for sale) (0.7%) (2.4%) 4,867,591 4,784,584 4,752,706 Financial assets at amortised cost (Held - to - maturity) 1.7% 9.4% 11,044,677 11,886,534 12,083,373 Total During the quarter, the Bank has continued to buy promissory notes from the Central Bank, taking advantage of the rise in short - term rates to improve the profitability of the investment portfolio . This explains the 1 . 2 % QoQ rise in our financial investment portfolio . It is important to point out that our financial investment portfolio is only comprised of HQLA such as Central Bank bonds and notes, Chile sovereign bonds and U . S . treasuries . Moreover, the utilization of the Central Bank Credit lines also requires us to set aside collateral . The instruments used as collateral for the Central Bank lines have been highly rated loans and Central Bank bonds . As a result of these factors, in 2021 , in Chilean GAAP and in line with IAS 39 , the Bank reclassified Ch $ 4 . 7 billion of assets available for sale (AFS) to the investment portfolio Held to Maturity (HTM) . At the end of September 2023 , these instruments have a fair value in the market of Ch $ 4 , 464 , 911 million . The instruments included as HTM are being used as collateral for the Central Bank Credit Lines with similar maturity . At the end of September 2023 , the Central Bank announced the Liquidity Deposit Program to facilitate the payment of the FCIC to banks . This instrument is at a floating TPM and matches the payment dates of the FCIC (April 1 and July 1 , 2024 ) and it will be recorded in the HTM portfolio at amortized cost . During October the Bank already began to purchase these instruments .

23 Total deposits increase 1.4% QoQ as the Bank takes advantage of the inverted yield curve Funding: Accounting financial information Var. % YTD Sep - 23/Jun - 23 Sep - 23/Dec - 22 Dec - 22 Jun - 23 Sep - 23 (Ch$ million) (2.8%) (8.4%) 14,086,226 13,272,010 12,904,084 Demand deposits 5.1% 20.6% 12,978,790 14,892,389 15,651,236 Time deposits 1.4% 5.5% 27,065,015 28,164,399 28,555,320 Total Deposits 8.7% 19.1% 8,162,924 8,946,382 9,720,987 Mutual Funds brokered 1 3.5% 8.6% 9,490,009 9,961,573 10,306,847 Bonds 2 2.4% 6.1% 5,584,084 5,787,121 5,923,563 Central Bank lines 175,2% 153,3% 192,8% Liquidity coverage ratio 3 116,0% 105,5% 104,4% Net stable funding ratio 3 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure does not form part of the Consolidated Financial Statements of the Bank. 2. Includes regulatory capital financial instruments (AT1 and Tier 2). 3. Calculated according to Chilean regulations. The last increase by the Central Bank was in October 2022 where the monetary policy rate (MPR) reached 11 . 25% , closing the cycle of increases . The increase in the rate and the prolonged maintenance of this high level had a direct impact on our funding cost . Recently, on July 28 , 2023 , the downward cycle began with a first cut of 100 bp and then in the following meeting on September 5 it was cut by 75 bp, reaching a MPR of 9 . 5 % at the end of the quarter . The Bank's total deposits increased 1 . 4 % QoQ and 5 . 5 % YTD . The increase was driven by time deposits that increased 5 . 1 % QoQ and 20 . 6 % YTD, mainly in the CIB segment, because high rates led our clients to switch to more attractive deposits explaining the decrease of 2 . 8 % QoQ and 8 . 4 % YTD of demand deposits . Our clients' investments through mutual funds intermediated by the Bank also grew in the quarter, reaching an increase of 8 . 7 % QoQ and 19 . 1 % YTD . The bonds increased 3 . 5 % QoQ and 8 . 6 % YTD . During the first 9 M 23 , the Bank has placed bonds for UF 3 . 9 million, CLP $ 403 , 150 million, US $ 30 million and JPY $ 17 , 500 million, taking advantage of attractive opportunities in the different fixed income markets at a national and international level . In addition to the above, in mid - October the Bank placed its first green bond under its ESG Framework which incorporates ESG criteria focusing on the green mortgage product . The objective of the transaction is to refinance or finance new operations of this product, which is offered by the Bank for the purchase of homes, based on energy efficiency certifications existing in the industry, and which benefits clients with a preferential rate . This is the first green bond with use of funds for green mortgages in the country . The instrument was placed privately to a Japanese investor with the advice of Daiwa Securities Capital Markets, for an amount of JPY 8 , 000 million, equivalent to US $ 53 million, for a term of two years and with a rate of 0 . 845% . The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows, as of September 30 , 2023 , was 192 . 8% , well above the minimum . As of the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 104 . 4% , also well above the current regulatory minimum established for this index .

24 Total equity increases 1.9% in 9M23 Equity: Accounting financial information Var. % YTD Sep - 23/Jun - 23 Sep - 23/Dec - 22 Dec - 22 Jun - 23 Sep - 23 (Ch$ million) 0.0% 0.0% 891,303 891,303 891,303 Capital 0.0% 10.7% 2,815,170 3,115,239 3,115,239 Reserves 14.0% (61.8%) (167,147) (56,041) (63,863) Valuation adjustment Retained Earnings: 0.0% 36.3% 28,339 38,618 38,618 Retained earnings prior periods 21.5% (60.5%) 808,651 262,870 319,486 Income for the period 29.6% (56.3%) (247,508) (83,471) (108,164) Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments 0.6% 1.5% 4,128,808 4,168,518 4,192,619 Equity attributable to equity holders of the Bank 4.6% 14.0% 109,564 119,365 124,879 Non - controlling interest 0.7% 1.9% 4,238,372 4,287,883 4,317,497 Total Equity Total equity reached Ch $ 4 , 317 , 497 million as of September 30 , 2023 , an increase of 0 . 7 % QoQ mainly due to the increase in profit for the period . Compared to December 31 , 2022 , total equity grew by 1 . 9 % due to a lower loss in valuation accounts, which decreased by 61 . 8 % in the period due to a better result from inflation hedges by decreasing inflation breakeven levels . This was offset by the dividend payment approved by the ordinary shareholders meeting in April where the distribution of 60 % of 2022 profits was agreed .

25 Solid capital levels with a CET1 of 10.7% Capital adequacy and ROAE: Non - accounting financial information Var. % YTD Sep - 23/Jun - 23 Sep - 23/Dec - 22 Dec - 22 Jun - 23 Sep - 23 (Ch$ million) 0.6% 1.5% 4,212,916 4,247,994 4,275,569 Core Capital (CET1) 9.0% 4.9% 779,997 750,899 818,358 AT1 1.9% 2.0% 4,992,913 4,998,893 5,093,927 Tier I (2.6%) (1.1%) 1,766,133 1,793,465 1,746,535 Tier II 0.7% 1.2% 6,759,047 6,792,358 6,840,461 Regulatory capital (2.3%) (5.0%) 5,554,604 5,402,020 5,278,293 Market risk weighted assets (0.4%) 8.4% 4,070,594 4,430,117 4,412,394 Operational risk weighted assets 4.4% 6.4% 28,401,718 28,948,888 30,208,640 Credit risk weighted assets 2.9% 4.9% 38,026,916 38,781,025 39,899,327 Risk weighted assets 11.1% 11.0% 10.7% Core Capital ratio 13.1% 12.9% 12.8% Tier I ratio 4.6% 4.6% 4.4% Tier II ratio 17.8% 17.5% 17.1% BIS ratio 6.9% 6.7% 6.5% Leverage 1 10.1% 12.6% 5.4% Quarterly ROAE 21.6% 12.9% 10.4% YTD ROAE 1. Leverage: Core Capital / Regulatory total assets, according to FMC standards. Our CET 1 ratio remains solid at 10 . 7 % and the total Basel III ratio reaches 17 . 1 % at the end of September 2023 . Risk - weighted assets (RWA) increased 4 . 9 % YTD and 2 . 9 % QoQ . We are actively seeking to reduce our market risk - weighted assets through netting and novation of our derivatives portfolio, resulting in a 2 . 3 % decrease this quarter . This was offset by higher credit risk - weighted assets due to the effect of the depreciation of the Chilean peso on our foreign currency portfolio . At the same time, core capital increased slightly by 0 . 6 % QoQ mainly due to lower growth in results and an increase of 1 . 5 % YTD which considers the payment of dividends authorized at the last shareholders meeting in the month of April . The Bank's ROAE was 5 . 4 % in 3 Q 23 compared to 12 . 6 % in 2 Q 23 , due to greater pressure on our margin, specifically due to lower net income due to readjustments, which compressed the Bank's profits in the quarter, added to an increase in total equity . The accumulated ROAE as of September 30 , 2023 is 10 . 4% .

Results

Income from interest and readjustment falls QoQ due to lower inflation (UF variation)

Income from interest and readjustment:

Accounting financial information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Sep-23**	**Sep-22**	**Sep-23/ Sep-22**	**3Q23**	**2Q23**	**3Q22**	**3Q23/ 3Q22**	**3Q23/ 2Q23**
Net interest income[1]	490,670	472,274	3.9%	190,748	124,578	119,138	60.1%	53.1%
Net readjustment income[2]	251,481	849,133	(70.4%)	20,411	129,534	244,717	(91.7%)	(84.2%)
Total net income from interest and readjustment	**742,152**	**1,321,407**	**(43.8%)**	**211,159**	**254,111**	**363,855**	**(42.0%)**	**(16.9%)**

1. Net interest income from all interest earning assets and liabilities that are not linked to inflation (UF) and financial cost of cash flow hedges.
2. Net interest income from assets and liabilities indexed to inflation (UF) and financial cost of inflation hedge accounting

Net interest margin indicators:

Non-accounting financial information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Sep-23**	**Sep-22**	**Sep-23/ Sep-22**	**3Q23**	**2Q23**	**3Q22**	**3Q23/ 3Q22**	**3Q23/ 2Q23**
Average interest-earning assets	50,489,687	47,472,615	6.4%	51,262,755	50,646,978	48,869,125	4.9%	1.2%
Average loans	39,315,560	37,560,862	4.7%	39,492,171	39,199,343	38,388,577	2.9%	0.7%
Avg. net gap in inflation indexed (UF) instruments[1]	6,607,353	8,451,824	(21.8%)	7,721,824	6,895,151	6,121,130	26.2%	12.0%
Interest earning asset yield[2]	8.5%	8.4%		7.9%	8.9%	9.2%		
Cost of funds[3]	6.9%	4.8%		6.6%	7.3%	6.4%		
Net interest margin (NIM) [4]	**2.0%**	**3.7%**		**1.6%**	**2.0%**	**3.0%**		
Inflation rate[5]	3.1%	10.5%		0.3%	1.4%	3.5%		
Central Bank reference rate	9.5%	10.8%		9.5%	11.3%	10.8%		

1. The average gap between assets and liabilities indexed to Unidades de Fomento (UF), an inflation-indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation in the UF in the period.

Year to date net interest income and readjustments (NII) as of September 2023 decreased by 43.8% compared to the same period in 2022. This decrease in NII was mainly due to lower inflation in the period, a higher funding cost caused by a higher MPR and to a lesser extent by our financial investments held to maturity that are at a fixed rate. The above is partially offset by a higher spread earned on deposits.

26

27 Net income from readjustments decreased 43 . 8 % in 9 M 23 compared to the same period in 2022 , given that the variation in the UF reached 3 . 1 % in 9 M 23 compared to 10 . 5 % in the same period in 2022 . The UF GAP is significantly lower in 9 M 23 compared to 9 M 22 , decreasing 21 . 8% , in line with lower inflation expectations . The Bank has a shorter duration of interest - bearing liabilities than interest - bearing assets, so our liabilities recognize the change in prices more quickly than our assets . During the third quarter of 2023 , the Central Bank began to cut the MPR from 11 . 25 % to 10 . 25 % at the end of July to 9 . 50 % in September . Given this, net interest income increased by 3 . 9 % in 9 M 23 compared to 9 M 22 . Despite the above, the effect of a lower inflation has been significantly greater, decreasing the NIM from 3 . 7 % as of September 30 , 2022 to 2 . 0 % as of September 30 , 2023 . In 3 Q 23 , total income net of interest and adjustments decreased by 16 . 9 % QoQ and the NIM for 3 Q 23 decreased to 1 . 6% . First of all, in 3 Q 23 we have that the variation of the UF was 0 . 3% , lower than 1 . 4 % in 2 Q 23 and 3 . 5 % in 3 Q 22 , explaining the decrease of 84 . 2 % in net income from readjustments in 3 Q 23 compared to 2 Q 23 and 91 . 7 % compared to 3 Q 22 . When compared to 2 Q 23 , the UF GAP (difference between the interest - generating assets indexed to the UF and the liabilities indexed to the UF) has increased 12 . 0 % due to less favorable terms in the inflation hedge market and expectations of higher inflation in 4 Q 23 . Secondly, the cuts in the monetary policy rate are already producing a better funding cost, which decreases from 7 . 3 % in 2 Q 23 to 6 . 6 % in 3 Q 23 . Our time deposits represent 31 . 7 % of our funding, and in general these deposits take the new rate between 30 and 60 days . The swap of the FCIC at a variable rate represents 12 . 0 % of our funding and therefore with each rate reduction the funding cost improves (immediate effect since the derivative takes the new rate on the same day the MPR is lowered) . Given the above, net interest income increases 53 . 1 % QoQ, managing to partially mitigate the pressure caused by lower inflation . With the inflation figure of 0 . 7 % in the month of September, we expect that the Central Bank will continue to lower the MPR in its next Monetary Policy Meetings to end 2023 with a rate around 8% . We estimate that this trend continues in 2024 , with an average MPR of around 6 . 2% . With this scenario, we estimate that our NIM will start to recover in 4 Q 23 and into 2024 , reaching a NIM of between 3 . 0 to 3 . 5% .

28 Cost of credit of 1.20% YTD and coverage of 158.0% Provision expense: Accounting financial information Var. % Quarterly Var. % YTD 3Q23/ 2Q23 3Q23/ 3Q22 3Q22 2Q23 3Q23 Sep - 23/ Sep - 22 Sep - 22 Sep - 23 Ch$ million (0.0%) 85.5% (78,223) (145,170) (145,127) 50.3% (280,918) (422,336) Provisions for credit risk for interbank loans and loans 1 -- % (85.4%) (33,263) 1,419 (4,856) (87.4%) (38,060) (4,791) Special provisions for credit risk 2 4.3% 34.5% (111,486) (143,751) (149,983) 33.9% (318,977) (427,127) Gross provisions 9.5% 39.5% 20,643 26,305 28,807 14.5% 65,889 75,426 Recovery of written - off loans 344.7% 47937.5% 1 108 480 63.9% (355) (581) Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income 2.9% 32.9% (90,842) (117,339) (120,695) 39.0% (253,443) (352,282) Provisions for credit risk 1. Includes write - offs. 2. Includes additional voluntary provisions and provisions for contingent loans . Indicators of asset quality and cost of credit Non accounting financial information 1. Annualized provision expense divided by average loans. 2. Balance sheet provisions include additional provisions over non - performing loans During the Covid - 19 pandemic, asset quality benefited from state aid and pension fund withdrawals, resulting in a positive evolution of asset quality during that period . Currently, with an economy that continues to slow down and with the excess household liquidity that we had during the pandemic almost completely drained, asset quality is returning to pre - pandemic levels . Given the above, in 3 Q 23 , the non - performing loan ratio (NPL) increases from 1 . 7 % in 3 Q 22 to 2 . 3 % in 3 Q 23 . On the other hand, the impaired portfolio ratio increases from 4 . 4 % in 3 Q 22 to 5 . 5 % in 3 Q 23 . Finally, the expected loss ratio (provisions for credit risk divided by total loans) remains more stable, increasing to 2 . 8 % in 3 Q 23 , from 2 . 6 % in 3 Q 22 as a result of higher provisions made in the last periods . The expense for net credit losses totaled Ch $ 352 , 282 million in the nine - month period ended September 30 , 2023 , an increase of 39 . 0 % compared to the same period in 2022 and in the same line, the cost of credit goes from 0 . 90 % at the end of September 2022 to 1 . 20 % in 2023 . Quarterly YTD 3Q22 2Q23 3Q23 Sept - 22 Sept - 23 0.95% 1.19% 1.22% 0.90% 1.20% Cost of credit 1 2.6% 2.8% 2.8% 2.6% 2.8% Expected loss ratio (LLA / total loans) 1.7% 2.1% 2.3% 1.7% 2.3% NPL ratio (90 days or more overdue/ total loans) 4.4% 5.4% 5.5% 4.4% 5.5% Impaired loan ratio (impaired loans / total loans) 199.6% 165.0% 158.0% 199.6% 158.0% Coverage of NPLs 2

29 In the quarter, the expense for credit losses increased 2 . 9 % QoQ due to special provisions for credit risk established in the quarter, which was partially offset by an increase in recoveries by 9 . 5 % QoQ . Finally, the expense of provisions for credit risk for banks and loans and accounts receivable from clients remains stable . With these results, the cost of credit in 3 Q 23 increased slightly from 1 . 19 % in 2 Q 23 to 1 . 22 % in 3 Q 23 . The non - performing loan coverage ratio decreased to 158 . 0 % in 3 Q 23 , which includes the voluntary provisions of Ch $ 293 billion arranged by the Board of Directors between the 2020 - 2022 periods and Ch $ 6 billion due to the requirement of our regulator . The quality of the portfolio is reaching pre - pandemic levels and given the current macroeconomic scenario, we estimate that it will continue to deteriorate slightly in the coming months and then follow the economic cycle in 2024 . Provision expense for credit risk by product : Accounting financial information Var. % Quarterly Var. % YTD 3Q23/ 2Q23 3Q23/ 3Q22 3Q22 2Q23 3Q23 Sep - 23/ Sep - 22 Sep - 22 Sep - 23 Ch$ million (2.4%) (18.6%) (88,129) (73,429) (71,700) 47.5% (143,464) (211,559) Consumer loans 16.7% -- % 10,394 (29,171) (34,043) 45.2% (64,214) (93,246) Commercial loans 1.4% 14.1% (13,107) (14,739) (14,952) 3.7% (45,765) (47,476) Residential mortgage loans 2.9% 32.9% (90,842) (117,339) (120,695) 39.0% (253,443) (352,282) Total Provision for loan losses Consumer loan provision expense increased 47 . 5 % in 9 M 23 compared to the same period in 2022 . Consumer NPL increased from 1 . 6 % in September 2022 to 1 . 9 % in September 2023 . The increase It is mainly related to the liquidity levels of households that has already returned to pre - pandemic levels coupled with a weaker economy . Given the above, the total consumer impaired ratio increased, going from 3 . 2 % in September 2022 to 4 . 5 % in September 2023 . In September 2022 , the Board of Directors approved transferring $ 120 , 000 million of voluntary provisions from the commercial portfolio to the consumer portfolio, in four equal installments of $ 30 , 000 million, as of that date . This is in order to cover the expected increase in consumer provisions as a result of the new standardized provision model that the FMC is formulating and which, to date, has not yet been approved . This is why the coverage of consumer NPLs loans increases from 428 . 1 % in September 2022 to 467 . 3 % in September 2023 . Compared to 2 Q 23 , net provision expense for consumer loans decreased 2 . 4 % in 3 Q 23 due to an increase in recoveries from this portfolio in the quarter . Commercial loan provision expenses increased 45 . 2 % in the nine months ended September 30 , 2023 and 16 . 7 % QoQ . NPLs increase from 2 . 2 % in September 2022 to 2 . 9 % in June 2023 to 3 . 0 % in September 2023 , as does the impaired ratio, which increases from 6 . 4 % to 7 . 6 % and 7 . 7 % respectively . This mainly responds to a more challenging macroeconomic environment for companies, high rates and slowing activity . On the other hand, because of the transfer of $ 120 , 000 million of voluntary provisions to the consumer portfolio, the commercial NPL coverage ratio of this portfolio decreases sharply from 206 . 3 % in September 2022 to 146 . 1 % in September 2023 . Provision expenses for mortgage loans increased 3 . 7 % in 9 M 23 compared to the same period in 2022 and 1 . 4 % QoQ . Given the decrease in liquidity and high inflation, the mortgage NPL rate increased from 1 . 1 % in September 2022 to 1 . 4 % in June 2023 and 1 . 6 % in September 2023 . On the other hand, the impaired mortgage ratio increased from 2 . 5 % in September 2022 to 3 . 4 % in June 2023 and to 3 . 4 % in September 2023 . With the above, the mortgage NPL coverage ratio reaches 62 . 3 % as of September 2023 .

30 For more information on credit risk and asset quality see Section 6 : Risk . Fees increase 29 . 5 % compared to the same period in 2022 , driven by the greater client base and usage of products Net commissions increased 29 . 6 % in the nine months ended September 30 , 2023 compared to the same period in 2022 due to increased customers and greater use of products . With this, the recurrence ratio (total net commissions divided by total expenses) increased from 41 . 2 % accumulated as of September 2022 to 57 . 9 % accumulated as of September 2023 , demonstrating that almost 60 % of the Bank's expenses are financed with the commissions generated by our clients . In 3 Q 23 commissions decreased 10 . 6 % QoQ mainly due to lower Other commissions due to a weak quarter in financial advisory and the one - timer in 2 Q 23 due to the reversal of provisions related to the fulfillment of our contract with the insurance company . However, the commissions of our products continue with good trends . The evolution of commissions by products was as follows :

31 Fees by product: Accounting financial information Var. % Quarterly Var. % YTD 3Q23/ 2Q23 3Q23/ 3Q22 3Q22 2Q23 3Q23 Sep - 23/ Sep - 22 Sep - 22 Sep - 23 Ch$ million 7.6% 17.3% 26,749 29,148 31,364 25.9% 74,983 94,399 Card fees 8.1% 7.3% 14,755 14,650 15,838 6.9% 41,896 44,791 Asset management (0.1%) 14.7% 14,209 16,309 16,300 23.1% 39,109 48,158 Insurance brokerage 3.7% (11.3%) 9,890 8,453 8,768 (2.7%) 27,256 26,523 Guarantees, pledges and other contingent op . 20.6% 31.6% 13,408 14,638 17,652 20.9% 40,074 48,455 Collections (1.2%) 6.7% 13,817 14,923 14,745 15.7% 37,887 43,835 Current accounts 3.1% 42.9% 7,903 10,956 11,296 90.2% 17,073 32,468 Getnet 58.7% 102.8% 2,115 2,703 4,289 16.2% 8,899 10,340 Prepayment of loans (94.6%) (68.7%) 4,144 24,140 1,298 226.2% 11,783 38,435 Others (10.6%) 13.6% 106,991 135,921 121,550 29.6% 298,960 387,406 Total fees Credit and debit card fees increased 25 . 9 % in 9 M 23 compared to the same period in 2022 and 7 . 6 % QoQ due to the growth of our Life cards, as well as increased usage by all our card user clients . Collection fees grew 20 . 9 % in 9 M 23 compared to the same period last year and 20 . 6 % QoQ due to higher loan collection fees and the collection of loan - related insurance premiums . Insurance brokerage increased 23 . 1 % in 9 M 23 compared to the same period in 2022 and 20 . 6 % QoQ driven by an increase in non - credit insurance such as life insurance, mainly due to advances on digital platforms that facilitate customers to search and buy these products online in an easier way . Current account fees increased 15 . 7 % in 9 M 23 compared to the same period in 2022 , while compared to 2 Q 23 they decreased slightly 1 . 2 % QoQ . Growth in account openings continued to grow strongly during the quarter . As of July 2023 (latest data available), in the last twelve months, Santander Chile registered net account openings of 371 , 930 compared to 1 , 727 , 503 net openings in the rest of the banking system . This indicates that, until July 2023 , Santander Chile represented 18 % of all account openings in Chile in the last twelve months . With this, the market share of the bank in terms of total checking accounts as of July 2023 is 26 . 5% . Additionally, this includes a strong increase in customer demand for US dollar checking accounts as customers can digitally open this type of account through our Santander Life platform in a few easy steps . We have opened 152 , 082 accounts in the last 12 months to reach a total of 292 , 043 dollar checking accounts, reaching a total market share of 38 . 3% . Getnet, our acquiring business, provided a strong increase in the SME client base for the bank, with more than 170 , 000 SMEs as new clients . Currently it already has more than 148 thousand POS machines in operation and presents an increase of 8 . 0 % QoQ .

32 Fees for prepayment of loans increased 16 . 2 % in 9 M 23 compared to the same period in 2022 and 58 . 7 % QoQ due to higher levels of prepayment of consumer loans . In the last item, others, commissions for financial advice are considered, which experienced good growth in the first half of 2023 due to CIB's good business . However, in 3 Q 23 , this trend normalized . Also during 2 Q 23 , provisions were reduced as a result of the good results of the contractual relationship with the insurer Zurich, allowing the release of reserves of around $ 10 billion, which was not repeated in 3 Q 23 . Solid client treasury income with net financial results increasing 51 . 5 % in 9 M 23 Net financial results Accounting financial information Var % Quarterly Var % YTD 3Q23/ 2Q23 3Q23/ 3Q22 3Q22 2Q23 3Q23 Sep - 23/ Sep - 22 Sep - 22 Sep - 23 Ch$ million 329.3% -- % 36,007 (6,147) (26,390) -- % (22,606) 100,704 Financial assets and liabilities for trading 196.5% 398.8% 701 1,179 3,497 -- % 16,814 (31,885) Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income 15.7% 320.3% 24,767 89,935 104,099 4.9% 166,523 174,725 Changes, readjustments and hedge accounting in foreign currency (4.4%) 32.1% 61,475 84,967 81,206 51.5% 160,730 243,545 Net financial results Net financial results recorded a profit of Ch $ 243 , 545 million in 9 M 23 , an increase of 51 . 5 % compared to 9 M 22 , mainly due to higher gains on financial assets and liabilities for trading . In 3 Q 23 , net financial results decreased 4 . 4 % QoQ due to a higher loss on financial assets and liabilities for trading in the quarter, which was offset by a higher gain on exchanges, readjustments and foreign currency hedge accounting . For a better understanding of these lines, they are presented by business area in the following table :

33 Net financial results by business: Non - accounting financial information Var % Quarterly Var % YTD 3Q23/ 2Q23 3Q23/ 3Q22 3Q22 2Q23 3Q23 Sep - 23/ Sep - 22 Sep - 22 Sep - 23 Ch$ million 6.9% (1.1%) 61,002 56,478 60,357 14.3% 165,246 188,835 Client (13.1%) 5146.1% 472 28,489 24,766 -- % (4,515) 58,626 Non - client 1 0.2% 38.5% 61,474 84,967 85,123 54.0% 160,730 247,461 Net financial results 1. Non client treasury income. These results include interest income and the mark - to - market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division. Revenue from client treasury services reached a profit of Ch $ 188 , 835 million as of 9 M 23 , an increase of 14 . 3 % compared to the same previous period, and an increase of 6 . 9 % QoQ . These improved results reflect greater client demand for treasury products such as spot currency purchases, forward contracts and derivatives due to high market volatility and increases in the monetary policy rate . Non - customer treasury totaled Ch $ 58 , 626 million, increasing considerably compared to the period of the previous year . In 9 M 22 , negative non - customer treasury results were recorded due to a loss from the management of Financial Management liabilities, which was not repeated in 2023 . The decrease in non - customer income in 3 Q 23 compared to 2 Q 23 is mainly due to negative results in the inefficiency of portfolio coverage managed by Financial Management and bond repurchases in the period . Operating expenses decreased 7.7% in 9M23, demonstrating the solid cost control in the year Operating expenses decreased 7 . 7 % in 9 M 23 compared to the same period in 2022 demonstrating solid cost control in the quarter as the Bank continues to improve its productivity levels . In 3 Q 23 operating expenses increased 4 . 4 % QoQ due to higher personnel expenses . The Bank's efficiency ratio reached 48 . 0 % as of September 30 , 2023 , higher than the 40 . 4 % in the same period last year, due to lower growth of our operating income . On the other hand, the ratio of costs to assets is 1 . 3 % in 9 M 23 . The Bank continues to advance in the execution of its investment plan of US $ 260 million for the years 2023 - 2025 with a focus on digital initiatives both on the front and back - end .

Operating expenses:
Accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Sep-23**	**Sep-22**	**Sep-23/ Sep-22**	**3Q23**	**2Q23**	**3Q22**	**3Q23/ 3Q22**	**3Q23/ 2Q23**
Personnel expenses	(316,809)	(314,932)	0.6%	(105,668)	(113,927)	(106,135)	(0.4%)	(7.2%)
Administrative expenses	(227,499)	(226,468)	0.5%	(78,115)	(72,088)	(82,366)	(5.2%)	8.4%
Depreciation and amortization	(107,289)	(96,177)	11.6%	(36,310)	(34,932)	(32,094)	13.1%	3.9%
Other operating expenses	(18,035)	(87,533)	(79.4%)	(10,571)	(695)	(29,999)	(64.8%)	1421.9%
Impairment	-	-	--%	-	-	-	--%	--%
Operating expenses	**(669,633)**	**(725,110)**	**(7.7%)**	**(230,664)**	**(221,641)**	**(250,594)**	**(8.0%)**	**4.1%**

Other indicators of productivity and efficiency:
Non-accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Sep-23**	**Sep-22**	**Sep-23/ Sep-22**	**3Q23**	**2Q23**	**3Q22**	**3Q23/ 3Q22**	**3Q23/ 2Q23**
Branches	**254**	**306**	**(17.0%)**	**254**	**259**	**306**	**(17.0%)**	**(1.9%)**
Traditional	154	202	(23.8%)	154	159	202	(23.8%)	(3.1%)
WorkCafé	76	71	7.0%	76	74	71	7.0%	2.7%
WorkCafé Expresso	4	-	--%	4	4	-	--%	--%
Middle market centers	16	25	(36.0%)	16	18	25	(36.0%)	(11.1%)
Select	4	8	(50.0%)	4	4	8	(50.0%)	0.0%
Employees	**9,077**	**9,417**	**(3.6%)**	**9,077**	**9,162**	**9,417**	**(3.6%)**	**(0.9%)**
Efficiency ratio[1]	**48.0%**	**40.4%**	**763bp**	**54.1%**	**46.3%**	**46.2%**	**787bp**	**779bp**
Volume per branch (Ch$ million)[2]	270,452	219,650	23.1%	270,452	260,721	219,650	23.1%	3.7%
Volume per employee (Ch$ million)[3]	7,568	7,137	6.0%	7,568	7,370	7,137	6.0%	2.7%
Costs / Assets[4]	1.3%	1.5%	-17bp	1.3%	1.3%	1.4%	-7bp	4bp

1. Operating expenses divided by operating income
2. Loans + Deposits divided by branches (point of sale).
3. Loans + Deposits divided by employees
4. Annualized operating expenses / average total assets

34

1. Recurrence: annualized commissions / annualized total expenses. 2. Costs/assets: Total annualized expenses / Total assets. 3. Cost/Branch: annualized total expenses / total number of branches. 4. Cost/checking accounts: annualized total expenses/number of checking accounts. 5. Source: FMC Chile, as of August 2023 or latest information available. Personnel expenses increased 0 . 6 % in 9 M 23 compared to the same period in 2022 , due to salaries being adjusted in accordance with inflation, which is partly offset by a lower number of collaborators, which falls 3 . 6 % in the same period . Compared to 2 Q 23 , personnel expenses decreased 7 . 2 % QoQ mainly due to a higher severance expense for years of service in 2 Q 23 in line with the decrease in the number of employees and branches in the second quarter, which was not repeated to the same extent in 3 Q 23 . Productivity also continues to improve, with volumes (loans plus deposits) per branch increasing 23 . 1 % YoY and volumes per employee growing 6 . 0 % YoY . This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in the different cost centers . Administration expenses increased 0 . 5 % in 9 M 23 compared to the same period in 2022 . Compared to September 2022 , the value of the UF has increased 5 . 7 % YoY, increasing expenses related to leases and other long - term contracts and services . In 3 Q 23 , administration expenses increased 8 . 4 % compared to 2 Q 23 , due to higher IT and communications expenses and outsourced services such as technological development . Amortization expenses increased 11 . 6 % in 9 M 23 compared to the same period in 2022 and 3 . 9 % QoQ . This increase is explained by greater depreciation of fixed asset equipment . Other operating expenses decreased 79 . 4 % in 9 M 23 compared to the same period in 2022 . The decrease responds to lower compensation expenses as well as a lower disbursement in cybersecurity insurance as the Bank has been implementing different measures such as, general improvements in the security of digital channels, longer and more complex web access passwords, physical cards without visible numbers and dynamic CVV, etc . Compared to 2 Q 23 , other operating expenses increase due to higher operational risk provisions and fewer related recoveries in the quarter . 35

36 Other operating income, income from investments in companies and taxes In these items we highlight the higher result from investments in companies due to the better results of Transbank in the period . As a reminder, we have a 25 % interest in Transbank, and the Bank is in the process of selling its interest in this company . Other operating income and taxes : Accounting financial information Var % Quarterly Var % YTD 3Q23/ 2Q23 3Q23/ 3Q22 3Q22 2Q23 3Q23 Sep - 23/ Sep - 22 Sep - 22 Sep - 23 Ch$ million (40.3%) (31.6%) 1,378 1,579 942 17.0% 2,619 3,065 Other operating income (16.8%) 19.0% 1,856 2,655 2,209 2.5% 6,249 6,406 Income from investment in associates -- % 46.3% 6,280 (734) 9,186 163.0% 4,327 11,382 Results from non - current assets and non - continued operations 98.6% 26.1% (10,533) (6,686) (13,280) (60.9%) (96,679) (37,804) Income tax 5.3% 4.8% 17.7% 11.9% 10.2% Effective tax rate Income tax expense for 9 M 23 totaled Ch $ 37 , 804 million, a 60 . 9 % decrease compared to the same period of 2022 due to lower profits before taxes, as well as lower permanent differences caused by the monetary correction of tax equity capital . For tax purposes, our capital must be readjusted by CPI, therefore, when the CPI is high, the effective tax rate tends to be lower . During 2023 we have also had an expense for permanent differences and deferred taxes which has kept the effective rate lower than normal at 10 . 2% . In 3 Q 23 , tax expenses increased 98 . 6 % due to a lower CPI in the quarter, increasing our effective tax rate to 17 . 7 % in the quarter . Taxes YTD : Non - accounting financial information Change % Sep - 23/Sep - 22 Sep - 22 Sep - 23 Ch$ million (54.4%) 815,738 372,042 Income before tax (52.6%) (337,295) (159,729) Price level restatement of capital 1 (276.3%) 41,014 (72,296) Other permanent differences, deferred taxes (73.0%) 519,457 140,017 Adjusted income before tax +0bp 27,0% 27,0% Tax rate (60.9%) (96,679) (37,804) Income tax (169bp) 11.9% 10.2% Effective tax rate 1. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Consolidated Interim Financial Statements.

Section 5: Guidance

Given the above, the expectations of the Bank for volume growth, capital and income for the fourth quarter of 2023 are as follows:

Indicator	Guidance	Key factor
NIM	NIM starting to recover	Lower rates and high quarterly UF variation. Robust client NIMs
Non- NII	Slower growth impacted by the start of the reduction in interchange fees	Client growth and product usage, mitigated by the negative impact of interchange fees in 4Q23
Costs	Under control	Inflation, total employees, exchange rate, productivity and investment plans
Cost of credit	Around 1.2% with NPLs increasing slightly	Increase in provisions and loan growth. Evolution of the economy and unemployment
ROE	Quarterly ROE >15%	Updating based on new rate and inflation scenarios
CET1	Finishing the year ~11%	ROE, growth of equity and risk-weighted assets and dividend policy

And for 2024 are as follows:

Indicator	Guidance	Key factor
Loans	Mid-single digit growth	Economic growth.
NIM	NIM of 3-3.5% under current macro assumptions regarding inflation and rates	Control of inflation and speed of MPR reduction, asset and liability mix
Non- NII	~10%	Client growth and product usage, but impacted by lower interchange fees
Costs	In line with inflation	Inflation, total employees, exchange rate, productivity and investment plans
Cost of credit	1.2%, asset quality following the economic cycle.	Subject to the evolution of the economic cycle and economic recovery
ROE	ROE recovering towards normalized levels	Updating based on new rate and inflation scenarios
CET1	Finishing the year around 11%	ROE, growth of equity and risk-weighted assets and dividend policy

Long term ROE expectations remain at 17%-19%.

37

Section 6: Risks Risk management in 3 Q 23 has focused on preparing our risk structure for an expected slowdown in economic activity in 2023 . Credit risk Estimation of expected loss : The estimation of provisions is based on models of expected loss, in line with Chapter B 1 of the FMC's Accounting Standards Compendium . The loan portfolio is divided into individually and collectively analyzed loans . Within each group, there are different provision models for consumer loans, mortgages, and commercial loans . The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss . Provisions for individual assessments According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail . The debtors' analysis is primarily focused on their creditworthiness . Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories : Normal, Substandard, and Impaired portfolio . For this assignation, several risk factors are considered : the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance . Thus, the portfolio assignations are : ● Normal Portfolio : it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation . The classifications assigned to this portfolio are categories from A 1 to A 6 . ● Substandard Portfolio : it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short - term financial obligations . The classifications assigned to this portfolio are categories from B 1 to B 4 . ● Impaired Portfolio : it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity . This portfolio encompasses debtors who have stopped paying their 38 loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests ; and any other debtor who is beyond 90 days overdue in their payment of interests or principal . The classifications assigned to this portfolio are categories from C 1 to C 6 . As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss . To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses . Once the expected loss range is determined, the corresponding provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor . The provision rates applied over the calculated exposure are as follows : All debtors' loans are to be maintained in the impaired portfolio until their payment ability or performance is normalised, irrespective of penalty procedures for each loan, particularly those that meet the conditions of Title II of Chapter B - 2 of the CNC . 39

40 Provisions for Group assessments Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies . To determine their provisions, group assessments require the clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria . The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors . The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio . This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines) . Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date . The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer - portfolio model) . This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables – such as default, external performance, and socio - demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days . After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV) . Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated . This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans) . Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans . While such standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk . The impaired portfolio includes all current and contingent loans of those debtors who are more than 90 days past due in the payment of any interest or principal . It also includes debtors who have been granted a loan to refinance a loan more than 60 days past due and debtors who have undergone forced debt restructuring or partial debt forgiveness . On April 27 , 2022 , in the last amendment to the Compendium of Accounting Standards (CNC) for Banks, it was established that the formation of the group portfolio for commercial exposures, other than student loans, associated with the same counterparty, should not pass a threshold of 20 , 000 UF and 0 . 2 % of the group portfolio . The Bank has implemented this modification, generating a net impact of Ch $ 2 , 344 million in higher provisions for credit risk .

Loans and accounts receivable from customers September 30, 2023 (Ch$ million)	Assets before allowances					Total	Established allowances					Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Normal portfolio		Substandard portfolio	Impaired portfolio			Normal portfolio		Substandard portfolio	Impaired portfolio		Normal portfolio	Substandard portfolio	Impaired portfolio	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Individual	Group	Individual	Individual				
Commercial loans															
Commercial loans	7,211,102	4,041,124	872,058	611,249	377,956	**13,113,489**	52,598	55,556	30,186	203,172	176,326	**517,838**	12,795	**530,633**	**12,582,856**
Chilean export foreign trade loans	1,160,930	10,993	34,043	14,587	1,286	**1,221,839**	15,607	266	1,962	9,700	1,074	**28,609**	-	**28,609**	**1,193,230**
Chilean import foreign trade loans	756,149	49,714	14,181	5,001	1,800	**826,845**	14,413	1,325	2,335	2,862	1,483	**22,418**	-	**22,418**	**804,427**
Foreign trade between third parties	1,462	-	-	-	-	**1,462**	81	-	-	-	-	**81**	-	**81**	**1,381**
Checking accounts debtors	91,937	37,946	13,995	2,531	7,818	**154,227**	1,557	1,130	1,161	1,483	5,897	**11,228**	-	**11,228**	**142,999**
Credi card debtors	34,746	89,807	3,129	1,158	9,737	**138,577**	823	2,868	411	604	7,383	**12,089**	-	**12,089**	**126,488**
Factoring transactions	932,152	31,398	8,307	2,461	6,195	**980,513**	9,183	571	445	1,623	4,449	**16,271**	-	**16,271**	**964,242**
Leasing transactions	890,127	188,734	116,281	56,151	10,587	**1,261,880**	3,966	4,649	1,614	7,695	7,350	**25,274**	29	**25,503**	**1,236,577**
Student loans	-	38,754	-	-	9,705	**48,459**	-	1,227	-	-	2,453	**3,680**	-	**3,680**	**44,779**
Other loans and accounts receivable	4,935	167,663	201	12,826	5,562	**191,187**	64	2,616	35	9,956	2,674	**15,345**	-	**15,345**	**175,842**
Subtotal	**11,083,540**	**4,656,133**	**1,062,195**	**705,964**	**430,646**	**17,938,478**	**98,292**	**70,208**	**38,149**	**237,095**	**209,089**	**652,833**	**12,824**	**665,657**	**17,272,821**
Mortgage loans															
Loans with letters of credit	-	718	-	-	55	**773**	-	1	-	-	15	**16**	-	**16**	**757**
Mortgage transferable mutual loans	-	1,175	-	-	125	**1,300**	-	3	-	-	34	**37**	-	**37**	**1,263**
Mortgage mutual loans financed through mortgage finance bonds	-	82,674	-	-	2,482	**85,156**	-	173	-	-	277	**450**	-	**450**	**84,706**
Other mortgage mutual loans	-	15,922,041	-	-	566,137	**16,488,178**	-	32,964	-	-	110,715	**143,679**	-	**143,679**	**16,344,499**
Mortgage financial leasing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	70,094	-	-	4,659	**74,753**	-	188	-	-	1,559	**1,747**	-	**1,747**	**73,006**
Subtotal	**-**	**16,076,702**	**-**	**-**	**573,458**	**16,650,160**	**-**	**33,329**	**-**	**-**	**112,600**	**145,929**	**-**	**145,929**	**16,504,231**
Consumer loans															
Installment consumer loans	-	3,506,786	-	-	207,661	**3,714,447**	-	118,542	-	-	121,051	**239,593**	-	**239,593**	**3,474,854**
Current account debtors	-	143,704	-	-	8,070	**151,774**	-	8,243	-	-	6,329	**14,572**	-	**14,572**	**137,202**
Credit card debtors	-	1,541,978	-	-	29,284	**1,571,262**	-	44,365	-	-	22,710	**67,075**	-	**67,075**	**1,504,187**
Consumer leasing transactions	-	2,189	-	-	12	**2,201**	-	32	-	-	10	**42**	-	**42**	**2,159**
Other loans and accounts receivable	-	106	-	-	728	**834**	-	26	-	-	563	**589**	-	**589**	**245**
Subtotal	**-**	**5,194,763**	**-**	**-**	**245,755**	**5,440,518**	**-**	**171,208**	**-**	**-**	**150,663**	**321,871**	**-**	**321,871**	**5,118,647**
TOTAL	**11,083,540**	**25,927,598**	**1,062,195**	**705,964**	**1,249,859**	**40,029,156**	**98,292**	**274,745**	**38,149**	**237,095**	**472,352**	**1,120,633**	**12,824**	**1,133,457**	**38,895,699**

Credit quality of debtors

At the end of September 2023, the non-performing loan rate continued to increase after historically low levels, reaching 1.7% in September 2022 to 1.8% in December 2022 to 2.3% in September 2023, slightly above pre-pandemic levels, affected by the economic slowdown. At the same time, the impairment ratio ended at 5.5% in september 2023, increasing from 5.4% in December 2022 and 4.4% in September 2022. As household liquidity normalizes following pension fund withdrawals and emergency household income in 2021 and the economy continues to slow, asset quality is expected to worsen over the coming months and then return to pre-pandemic levels over the next year. The coverage ratio, including additional provisions, reached 158,0% in September 2023 and the expected loss ratio (credit risk provisions divided by total loans) remained stable at 2.8%.

Asset credit quality

				Var %	
Ch$ million	**Sep-23**	**Dec-22**	**Sep-22**	**Sep-23/ Sep-22**	**Sep-23/ Dec-22**
Total loans[1]	40,042,155	39,239,663	38,849,497	3.1%	2.0%
Loan loss allowances (LLAs)[2]	(1,432,461)	(1,383,832)	(1,307,351)	9.6%	3.5%
Non-Performing Loans[3] (NPLs)	906,482	838,759	655,007	**38.4%**	**8.1%**
Consumer NPLs	101,840	97,490	78,301	30.1%	4.5%
Commercial NPLs	543,202	512,826	413,582	31.3%	5.9%
Mortgage NPLs	261,439	228,443	163,124	60.3%	14.4%
Impaired loans[4]	**2,215,504**	**2,108,005**	**1,728,314**	**28.2%**	**5.1%**
Consumer impaired loans	245,755	224,804	163,329	50.5%	9.3%
Commercial impaired loans	1,396,290	1,332,246	1,183,079	18.0%	4.8%
Mortgage impaired loans	573,458	550,955	381,906	50.2%	4.1%
Expected loss ratio[5] (LLA / total loans)	**2.8%**	**2.8%**	**2.6%**		
NPL ratio (NPL / total loans)	**2.3%**	**2.1%**	**1.7%**		
Consumer NPL ratio	1.9%	1.8%	1.6%		
Commercial NPL ratio	3.0%	2.9%	2.2%		
Mortgage NPL ratio	1.6%	1.4%	1.1%		
Impaired loan ratio (impaired / total loans)	**5.5%**	**5.4%**	**4.4%**		
Consumer impaired ratio	4.5%	4.2%	3.2%		
Commercial impaired ratio	7.7%	7.6%	6.4%		
Mortgage impaired ratio	3.4%	3.4%	2.5%		
NPL coverage ratio[6]	**158.0%**	**165.0%**	**199.6%**		
Coverage ratio without mortgages[7]	196.8%	202.0%	241.6%		
Consumer coverage ratio[8]	467.3%	478.0%	428.1%		
Commercial coverage ratio[9]	146.1%	149.5%	206.3%		
Mortgage coverage ratio[10]	62.3%	66.1%	73.0%		

1. Includes interbank loans.
2. Adjusted to include Ch$ 293,000 million in additional provisions and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio.
3. Amount includes gross loans with at least one installment 90 days overdue.
4. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of

42

loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

5. LLA / total loans. Measures the percentage of loan the bank has provisions given internal models and FMC regulations. Adjusted to include Ch$ 293,000 million in additional provisions and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio.

6. LLA / NPLs. Adjusted to include Ch$ 293,000 million in additional provisions and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio.

7. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes additional provision of Ch$122,000 billion in commercial and Ch$154,000 million in consumer portfolio and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio.

8. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$154,000 for consumer portfolio.

9. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$122,000 million for commercial portfolio and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio.

10. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$17,000 million for mortgage portfolio.

Distribution by economic sector

The Bank's portfolio is also highly diverse in terms of economic sector, with no particular industry representing a significant portion, therefore increasing the possibility of maintaining a stable loan book through time.


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Interbank loans, 0.0%
Consumer, 13.6%
Mortgages, 41.6%
Commercial, 44.8%
Cartera total
Cartera Comercial
Social services and other community services ; 30.5%
Commerce ; 18.3%
Real estate services ; 14.4%
Agriculture, farming, fishing, forestry, etc ; 9.7%
Manufacturing ; 7.4%
Utilities ; 5.1%
Construction ; 4.4%
Transport ; 4.3%
Financial Services ; 2.5%
Telecomunications ; 2.0%
Mining ; 1.3%
Oil and natural gas ; 0,0%

Market risk

There are four significant market risks that may affect the Bank: liquidity, exchange rate, inflation, and interest rate. The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division. The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee.

The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and Risk Management:

43

44 ● Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines. ● To handle short - and long - term liquidity regulatory limits. ● Management of inflation risk and exposure ● To manage the risk of local and foreign currency rates. ● Capital adequacy and requirements Liquidity risk The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short - term fluctuations and long - term financing while adhering to regulatory internal liquidity requirements . The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses . On the basis of that information, the Financial Management Division maintains a portfolio of liquid short – term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity . The business units’ liquidity needs are met through short – term transfers from the Financial Management Division to cover any short – term fluctuations and long – term financing to address all the structural liquidity requirements . The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues . In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used . The liquidity policy and procedures are subject to review and approval by the Bank’s Board . Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review . The Bank captures demand deposits from Retail, Middle - Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding . Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days . The short – term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management . High - quality liquid assets High - Quality Liquid Assets (HQLA) are an essential component in liquidity risk management . They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and have a deep secondary market . According to the Basel III standards, these assets are divided into three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid . As of September 30 , 2023 the Bank's HQLA amounted to Ch $ 6 , 208 , 592 million and corresponded primarily to Level 1 liquid assets, mainly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the US Treasury .

Liquid assets (Consolidated Ch$ million) In terms of liquidity, the main metrics that the Bank's Finance Division manages are : 1. Liquidity Coverage Ratio (LCR) 2. Net Stable Finance Ratio (NSFR) LCR Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows . As of April 2019 , Chilean banks began reporting their local LCR figures with a minimum level of 60 % in 2020 , 80 % in 2021 and 100 % in 2022 . This indicator is required by the Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities . As of September 30 , 2023 , this indicator for Banco Santander Chile was 192 . 8% , above the minimum . This is a reflection of the conservative liquidity requirements set by the Board through the ALCO committee . Evolution of the LCR 198.6% NSFR This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities . As of September 30 , 2023 , the NSFR was at 104 . 4% . Tier 1: Available, 1,351,749 Tier 1: Fixed income, 4,850,185 Tier 2: Fixed income, 6,658 175.2% 45 182.3% 175.8% 192.8% Sep/22 Dec/22 Mar/23 Jun/23 Sep/23

Evolution of the NSFR Interest rate risk : Bank book For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short - term rates, and from this, mismatches occur when there are rate adjustments . To manage this risk, Banco Santander Chile performs a sensitivity analysis with respect to local and foreign currency . Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year . 115.6% 46 116.0% 113.2% 109.4% 104.4% Sep/22 Dec/22 Mar/23 Jun/23 Sep/23

47 September 30, 2023 Effect on capital Effect in net interest income Financial management portfolio – local currency (in millions of Ch$) 353,718 124,904 Loss limit 173,389 75,215 High 42,870 15,459 Low 118,594 52,372 Average Financial management portfolio – foreign currency (in millions of U.S.$) 177,893 160,103 Loss limit 91,935 13,823 High 20,371 227 Low 61,708 6,100 Average Financial management portfolio – consolidated (in millions of Ch$) 353,718 124,904 Loss limit 283,550 75,816 High 68,698 16,516 Low 223,800 56,423 Average VaR trading portfolio In the case of the trading portfolio, risk is estimated and managed through Value at Risk (VaR) limits, where it remained within the established risk limits . Due to the rules established by the Assets and Liabilities Committee (ALCO) and the Markets Committee, the Bank must not have a significant exposure to foreign currencies ; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits . The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio .

September 30, 2023 US$ millions VAR Consolidated VAR 8.21 High 4.14 Low 5.59 Average 7.89 Fixed - income investments 3.95 High 5.23 Low Average - - Foreign currency investments - High Low 4.54 Average Inflation risk The bank has assets and liabilities that are readjusted according to the variation of the Unidad de Fomento (UF) . In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank . To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF . Operational risk In general, the indicator of operational risk events on operating income has remained stable and below the system average . As of September 30 , 2023 , operating loss increased 8 . 1 % compared to the same period last year explained by the increase in clients and greater losses due to processing and fraud . The latter has increased in line with the current account base . Dec/21, Dec/22, 5,034,855 Sep/23, 7,469,296 4,000,000 7,326,018 - 2,000,000 6,000,000 8,000,000 10,000,000 12,000,000 Average monthly UF Gap (Ch$ million) 48

49 Losses from operational risks : Sep - 23/Sep - 22 Sep - 22 Sep - 23 17.6% 3,394 3,992 Fraud - 15.1% 4,790 4,069 Labor related 323.8% 122 517 Client / product related 11.9% 143 160 Damage to fixed assets - 88.6% 879 100 Business continuity / systems 88.5% 1,553 2,928 Processing 8.1% 10,881 11,766 Total

Section 7: Credit risk ratings

The Bank has the following credit risk ratings:

International ratings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

50

ADR Price (US$) 9M23 09/30/2023: 18.34 Max. (09M23): 21.58 Min. (09M23): 13.66 Local Share Price (Ch$) 9M23 09/30/2023: 41.15 Max. (06M22): 44.80 Min. (06M22): 31.59 Market Cap. : P/E last 12 months*: US$8,640 million 14.1x P/BV ((03/31/2023)**: Dividend yield***: 1.81 6.8% * Price as of September 30, 2023 / profits of the last 12 months ** Price/book value as of September 30, 2023 ***Based on the closing price of the record date of the last dividend paid. Section 8: Stock Performance Volume traded (average) US$ million, Last twelve months to September 30, 2023 10.0 Santander vs. IPSA Index (Base 100 = 12/31/2022) Stock Information Dividends % of previous year’s earnings Ch$/Share Year paid 60% 1.76 Apr & Nov 2020 60% 1.65 2021 60% 2.47 2022 60% 2.57 2023 3.0 7.0 Sept - 23 Bolsa de Santiago Total Return NYSE 128.31 113.51 ene./23 abr./23 jul./23 As of September 30, 2023 Shareholding structure Free float 33% Santander Group 67% Total Return Santander ADR vs. SP500 (Base 100 = 12/31/2022) Share Price BSAC S&P 132.14 113.6 ene./23 abr./23 jul./23 BSAN IPSA 51

Our success is based on a clear We are building a more responsible bank. Our success is based on our clear purpose, mis s ion , a a n n d d s s t t y y l e l e f i o n r doing things. everything we do. We are building a more responsible bank. Annex 1: Strategy and responsible banking Our strategy Our Style Our mission Our purpose Simple, Personal and Fair To be the best financial services company , acting responsibly and earning the loyalty of our clients, shareholders, people and communities. Help people and businesses prosper Our behaviors For seven years, The Santander Way has been the guide for employees in the organization . This model encompasses the mission, vision, values, risk culture and behaviors . Companies with a strong internal culture attract and retain talent, as well as perform better . For this reason, the behaviors have "evolved" in The Santander Way, which allow us to face the challenges of the future, marked by customer service . For seven years, The Santander Way has been guiding employees in the organization . This model comprises mission, vision, values, risk culture, and behaviors . Companies with a solid internal culture attract and retain talent and perform better . Behaviors have, therefore, ‘evolved’ in The Santander Way, enabling us to face future challenges marked by our attention to the customer . 52

53 Basing our strategy on the following pillars: …based on state - of - the - art technology and customer - focused processes and people. Banco Digital con Work/Café… …with a differential value - added offer and service in transactional products, FX and advice. Specialization and added value in companies... … fostering competition, seeking growth and leading the sustainable finance market. Sustained generation of new business opportunities... … the best place to work in Chile attracting, developing and retaining exceptional people based on merit . Agile, collaborative and high performance organization... For the purposes of this transformation, we have developed a Chile First initiative plan, where we seek to generate, as Santander Chile, an outstanding financial operation in Chile and within the Santander group, to help our customers, employees, communities and shareholders prosper. Responsible Banking Santander defines two major challenges associated with Responsible Banking: Challenge 1: New business environment Establish a solid culture that allows the development of responsible banking . This culture must be resilient, able to adapt to the demands of a competitive and changing business environment . This implies generating bonds of trust with its interest groups, achieving mutual support . For this, a work culture has been established in Santander that can be summarized in three words : Simple, Personal and Fair . Challenge 2: Inclusive and sustainable growth Generate a broad vision of what inclusive growth means . It must go beyond satisfying customer needs and proactively advance specific social goals . This translates into supporting entrepreneurs in the creation of businesses and jobs, strengthening local economies, advancing financial inclusion, contributing to the education of people and generating social investment programs . In addition, sustainable growth drives the Bank's green financing initiatives .

The six Principles of Responsible Banking establish a global standard definition of what it means to be a responsible bank and are aligned with the UN Sustainable Development Goals (SDGs) and the Paris Climate Agreement. These are: Principles of Responsible Banking Alignment Align the commercial strategy to be consistent with the needs of individuals and the objectives of society, in accordance with relevant approaches at the national and international level, such as the SDGs and the Paris agreement . 54 Impact Set and publish impact goals . Constantly increase the positive impacts and, at the same time, reduce the negative effects of the activities, products and services of the organization . Clients Work responsibly with customers to encourage sustainable practices and enable economic activities that create shared prosperity for future generations . Groups of interest Consult, participate and collaborate proactively and responsibly with interested parties, to achieve the goals of society . Governance and Corporate culture Have effective corporate governance and a responsible banking culture, to better implement the principles . Transparency and accountability of counts Periodically review the implementation of these principles and be transparent and accountable for the positive and negative impacts on the organization.

55 10 Responsible Banking Goals Additionally, starting 2019 Santander set goals associated to responsible banking, aligned with people and the community. Progress Goals For the fifth consecutive year, we received the Top Employer certification in January 2023. To be the best company to work for in Chile. We seek to maintain this leadership position. Currently 28% of women are in managerial positions. Increase the percentage of women in management positions: Achieve that 30% of the workforce in management positions are women. We currently have a gender pay gap of 2.1%. Eliminate the gender wage gap : Our goal is to eliminate it by 2025 . The “Iguala Conciliación” seal, delivered by the Ministry of Women and Gender Equality, gives us a path and an official commitment to make progress on this issue . Between 2019 and September 2023 we have contributed to financially empowering 2,774,201 people. Work to financially empower people: Through our financial products such as Life we want to empower four million people by 2025. At the end of 2022 we already have US $ 230 million in green financing . To date, in 2023 alone we have added some US $ 269 million of green financing . In 2 Q 22 , the Santander Group published our ESG framework facilitating the issuance of ESG bonds in the future . Grant sustainable financing to clients: To provide green finance to clients by mobilising USD 1.5 billion by 2025 28% of our energy comes from these types of sources as of June 2023. Increase energy from renewable sources : In addition, we are committed to ensuring that 100 % of the electrical energy we use comes from renewable sources . Since 2019 we have mitigated 100 % of our carbon footprint . We are now in the process of implementing a classification process for our portfolio so that we can measure the full carbon footprint of our clients . Being carbon neutral : We join the Group's goal of becoming carbon neutral by 2050 . The goal for our own operations is to be carbon neutral by 2025 , without the need to offset the footprint with the purchase of carbon credits . In 2021 we eliminate 100% of single - use plastics. Eliminate single - use plastic in our operation. From 2019 to September 2023 , we awarded 15 , 881 scholarships for education and entrepreneurship at the local level . Deliver scholarships, internships, and entrepreneurship programs : We want to deliver 13 , 500 scholarships, internships, and entrepreneurship programs between 2019 and 2024 . From 2019 to September 2023 , we supported 459 , 849 people through our education programs and other support measures for the benefit of people in vulnerable situations . Supporting people through community contribution programs : In social issues between 2019 and 2024 we hope to help more than 500 , 000 people through our community programs .

ESG Indicators As a result of the commitment Santander has to people, the environment and good corporate governance, manifested through the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators: Included in Chile, MILA and Emerging Markets International index that evaluates the sustainable development of the Environmental, Social and Governance aspects. Currently we have 78 points, and in the 96th percentile. Included in the Latam Emerging and Global Emerging Indices. Positive evaluation in the Social and Environmental dimension compared to other Banks. At the beginning of 2021 , the Santiago Stock Exchange launched a new S&P IPSA ESG index . Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI . Of the 30 companies that are part of the IPSA, 26 companies were included in this index and Santander has the third highest weight . 56

Strategic objectives by stakeholder

Clients

Passionate about our clients, their progress and experience

- ✓ Lead in customer satisfaction
- ✓ Achieve memorable digital and personal attention with the best advice
- ✓ Revolutionize our value proposition in savings and transactional products
- ✓ With service models specialized in Corporate Banking

Main KPIs

	Results 2020	Results 2021	Results 2022	Results September 2023
NPS	51% Top 1 (Gap of 3 with second place)	60% Top 1 (Gap of 7 with second place)	57% Top 2 (Gap of 1 with first place)	58 Top 1 (Gap of 3 with second place)
Total clients	3,607,609 (+5.5%)	4,116,301 (+14.1%)	3,910,094 (- 5.0% YoY)	3,907,194 (-2.9%YoY)
Loyal clients	764,407 (+8.6%)	832,405 (+8.9%)	855,156 (+2.7% YoY)	838,312 (-1.0 YoY)
Digital clients	1,546,524 (+24.0%)	2,016,947 (+30.4%)	1,981,540 (-1.8% YoY)	2,061,291 (3.4% YoY)

Total clients are declining as the Bank is active in closing unused accounts, loyal clients also decreased slightly by 1.0% YoY however digital clients grew 3.4% YoY, due to the success of digital initiatives.

Digital Bank with Work/Cafés

Our first strategic pillar is based on cutting-edge technology and customer-focused processes and products. We are building a bank with strengths in digital channels that already allows digital onboarding in a safe, fast and user-friendly way, offering our Life and Más Lucas accounts for the mass segment and the PYME Life account and payment services through Getnet for small and medium-sized businesses and entrepreneurs. These initiatives not only encourage our clients to become more digital, they are also managing to increase financial inclusion in these segments and supporting them with transaction services, with the potential to extend the offer of other products and financing options.

The other part of the first pillar is the transformation of our branches to Work/Cafés, evaluating the needs of our clients in different areas and providing branches that not only meet their financial needs but also offer them a pleasant environment to approach us.

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Digital clients : As a result of these efforts, the Bank's market share in checking accounts continues to be strong . According to the latest publicly available information, which is as of July 2023 , our market share reaches 26 . 5 % in checking accounts, which includes products such as Santander Life and PYME Life . These figures do not include other simpler accounts like Más Lucas . In addition, due to the volatility in the exchange rate, we have seen a growing demand from clients for checking accounts in dollars . As of July 2023 , we have a market share of 38 . 3 % and we have opened 139 . 961 checking accounts in dollars in the last year thanks to the ease of opening these accounts online . In addition, this includes a sharp increase in customer demand for US dollar checking accounts . In addition, digital customers continue to grow, reaching more than 2 million digital customers, of which about 1 . 8 million are individual customers and about 209 , 500 are SMEs and Companies . Our digital clients represent 91 . 6 % of our active clients and the majority are checking accounts, and the products with the greatest traction are deposits, credit cards, investment funds and general insurance . *Digital customers are those who access their account online or through the App at least once a month . Santander Life continues to be the main contributor to the growth of new customers with a digital onboarding process for opening a current account . Santander Life clients are quickly monetizing while achieving a high Net Promoter Score (NPS) for the onboarding process . The first 100% digital on - boarding interest - bearing sight account and savings account for the mass market. This product does not charge maintenance or transaction fees and accumulate interest on a monthly basis based on average balance. We 58 currently have a market share of around 8 % in sight accounts in Chile and less than 2 % in savings accounts (as of December 2022 ) . In this way, the Bank aims to give better access to these simple banking products and strengthen Santander's commitment to financial inclusion . The account number for any client is 56 followed by the client's local ID number, very easy to remember . It will also include a new form of authentication through facial recognition without a password, called passwordless . The maximum balance and transfer amount is set at Ch $ 5 million . Getnet's entry into the Chilean acquisition market continues to show good results . Customer reception has been high with more than 148 k operative points of sale installed with strong demand from SME clients and more recently expansion into larger clients that require a Host to Host solution, offering a more integrated payment system for more sophisticated clients . Additionally, the sale of mPOS, which are more compact devices, continues to grow, where we have almost 1 , 000 mPOS sold . E - commerce attracts almost 12 , 000 businesses with about $ 12 billion in sales in the month of September 2023 . A key feature has been that our customers receive the sales deposit up to 5 times a day, including weekends . As for our SMEs, we have seen very rapid growth in accounts thanks to initiatives such as Getnet and the Cuenta Life Pyme, a current account that is 100 % digital with access to a debit card, as well as Office Banking, the transactional platform for companies . With these initiatives we have an ample product offering, meeting the transactional needs of our clients and accompanying them to help their business grow . 59

Due to these initiatives, including Getnet, we are seeing significant growth in checking accounts for SMEs and companies, growing 33 % YoY and 9 % QoQ as of July 2023 , and with a market share of 34 . 8 % according to the FMC . In the way that we build a relationship with these SMEs and thanks to the convenience of our digital channels, we are also seeing an increase in the growth of SME customers who are loyal, that is, with 4 products or more with a level of profitability and use . Additionally, for qualifying customers, we offer credit cards and other financing options . We continue to grow in Work/Café branches During the last year we have opened 9 Workcafés, while we have closed 52 branches, including Select branches, aimed at higher - income customers and traditional branches . In total, we have 254 branches, 17 . 0 % less than last year . In 4 Q 22 we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, and especially to increase banking usage, carry out pilot programs with the Bank and even offer financing . It is aimed at companies that have three main characteristics . First, that they are starting activities and presenting an accelerated growth, second that the technology is part of the value proposition and third that the proposals are scalable to a real problem . In 1 Q 23 we launched Work/Café Expresso, our new transaction centers with cashier or self - service services, a customer service desk, card printing machines and lockers for product delivery, all of the above in Work/Café format, where our customers can carry out your transactions in an efficient and secure environment, providing a better customer experience . These high - tech branches will provide greater efficiencies with our cash management, allowing us to continue consolidating our branch network . Since its launch, the NPS of the Work/Café Expresso is 84% , which has helped improve the overall opinion of the bank by 13 points . With this we continue to find efficiencies in our branch network, with more than the 30 % of our branches already without cash . Due to the strength of our digital channels, the Bank's productivity continues to grow, with volume per branch increasing 23 . 1 % YoY and productivity per employee increasing 6 . 0 % YoY . 60

1. Volume = total loans + total deposits Top 1 in NPS among our main Chilean peers As a result of all our efforts, our customers are the most satisfied with us. As of September 2023, our NPS reached 58 points, and our digital channels continue to be our strength, with our website with an NPS of 71 and the App with 70. 1 . Source : Study by Activa for Santander with a scope of 60 , 000 surveys to our own clients and over 1 , 200 surveys to each competitor’s clients . Measures the Net Global Satisfaction and Net Promoter Score in three main aspects : service quality, product quality, and brand image . % of clients that value with grade 9 and 10 subtracted by clients that value with grade 1 through 6 . Audited by an external provider . *Peer group : BCI, Banco de Chile, Banco Estado, Itau, Scotiabank 61

Strategic objectives by stakeholder Employees A committed and high - performance team x Being recognized by our teams as the best place to work in Chile and the Santander Group x Empower teams by promoting culture through TEAMS behaviors x Guarantee that the attraction, development and retention of the right people allows us to meet the organizational objectives Main KPIs For more indicators on communities, please see the 10 Responsible Banking Commitments. 62 September 2023 Results 2022 Results 2021 Results 2020 Results 83% This is now being measured through a new survey throughout the year in order to have information in a timelier form. For 2022 this measure was 82% 94% 87% in 2019. During 2020, due to the pandemic a survey was not conducted Commitment index 9.2/10 This is now being measured through a new survey throughout the year in order to have information in a timelier form. For 2022 this measure was 8.9/10. 95% 87% in 2019. During 2020, due to the pandemic a survey was not conducted Leadership index 28% in leadership positions 31% in leadership positions 1.7% with disability 21.5% in leadership positions 1.2% with disability Diversity 2.1% 2.4% 2.5% Gender pay gap

Strategic objectives by stakeholder Shareholders We want to be a benchmark for attractive and predictable returns x Strongly increase the customer base with a focus on digital customers x Increase profitability with a focus on savings, transactional and international products x Adequate risk profile with robust solvency Main KPIs 63 September 2023 Results 2022 Results 2021 Results 2020 Results 10.4% 21.6% 22.7% 14.5% ROE 48.0% 1 42.8% 1 40.1% (Top 1) 1 40% (Top 1) Efficiency 2.3% 1.8% NPL 1.2% (gap of 17 pbs with peer group) NPL 1.4% (gap of 2 pbs with peer group) Asset quality 10.7% 11.1% (Minimum 10% at year end) 9.6% 10.7% Solvency CET1 1. Results for 2021 2022 and 2023, efficiency ratio is calculated as operational expenses divided by operational income. Investor meetings The Bank maintains contact with investors through virtual and face - to - face meetings, calls and attendance at conferences . In the first nine months of 2023 , we made a total of 789 contacts with investors between in - person or virtual meetings, conferences, roadshows and presentations of quarterly results (webcast) .

Strategic objectives by stakeholder



Community

We want to be a benchmark in responsible banking and sustainable finance.

- ✓ Reach all of Chile with financial education, promoting responsible borrowing and encouraging savings.
- ✓ Maintain leadership in the offer of sustainable financial solutions within Chile.

Main KPIs

	2020 Results	**2021 Results**	**2022 Results**	**September 2023 Results**
Financial empowerment	921,779	1,693,277	2,715,999	2,774,201
Support people through community aid programs.	103,792	281,212	394,356	459,849
Green financing		US$47.3 million	US$230 million	US$499.3 million
Sustainability index	Percentile 90 DJSI Chile, MILA & Emerging Markets	Percentile 91 DJSI Chile, MILA & Emerging Markets	Percentile 96 DJSI Chile, MILA & Emerging Markets	Pending 2023 revision
BitSight Index	810	800	810	800

In mid-October, the Bank placed its first green bond under its ESG Framework, which incorporates ESG criteria, focusing on the green mortgage product. The objective of the transaction is to refinance or finance new operations of this product, which is offered by the Bank for the purchase of homes, based on energy efficiency certifications existing in the industry, and which benefits clients with a preferential rate.

Currently, the bank's portfolio in this type of product has an approximate size of Ch$ 86 billion and is expected to continue growing in the coming years as there are also more properties that have energy efficiency certification. To date, there are 58 real estate projects that have environmental certifications that meet the requirements established in the ESG Framework. Most of these projects have CEV certification (energy rating of housing in Chile), promoted by the Ministry of Housing and Urban Planning, between A+ and B.

For more indicators on communities, please see the 10 Responsible Banking Commitments.

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65 Corporate governance For more information on our corporate governance please see Section 3 of our Management Commentary for 1Q22. For more information on the composition of our Board of Directors and organizational structure, please see Our Top Management on our IR website . Latest events and material facts Shareholders’ meeting In the Ordinary Shareholder’s Meeting of Banco Santander Chile on April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, it was agreed to distribute 60 % of earnings attributable to shareholders, which were Ch $ 808 , 651 million as of December 31 , 2022 . These earnings correspond to Ch $ 2 . , 57469221 for each share . The remaining 40 % were assigned to the Bank’s reserves and/or accumulated results . The following was also approved: • Election of Board members • Determination of Board remuneration • Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores y Compañía Limitada were approved as auditors for the year 2023. • Designation of local risk rating agencies Feller and ICR. • Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation for 2023. • Give a report of the related party transactions. Also elected as directors were Claudio Melandri Hinojosa (president), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique Gordillo, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independent) and as alternate directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent) . Board of Directors On March 14 , 2023 , in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19 , 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60 % of the retained earnings as of December 31 , 2022 equivalent to Ch $ 2 . 57469221 per share and propose that the remaining 40 % of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results . On March 28 , 2023 , the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders’ Meeting on April 19 , 2023 , when she was ratified as director . Subsidiaries In February 2023 , the company PagoNxt Trade Chile SpA was created, whose corporate objective is the provision of data processing and transmission services, databases and resources (including hardware, software, documentation and operating personnel for data processing and transmission) .

Starting in July, the company PagoNxt Trade Chile will be controlled by the Bank through other considerations, based on the fact that the relevant activities of this company are determined by the Bank and, therefore, it exercises control.

Bonds registered in the FMC

During 2023, the Bank has registered current bonds in the FMC for CLP 750,000,000,000 and UF 21,000,000. The detail of the placements made during this year is included in Note 22 of the financial statements.

Series	Currency	Term	Anual Issuance Rate	Issuance Date	Amount Issued	Maturity Date
AA1	CLP	6 years	6,60%	01-12-2022	100.000.000.000	01-12-2028
AA2	CLP	6,5 years	6,20%	01-12-2022	100.000.000.000	01-06-2029
AA3	CLP	8 years	6,20%	01-09-2022	100.000.000.000	01-09-2030
AA4	CLP	10,5 years	6,25%	01-09-2022	100.000.000.000	01-03-2033
AA5	UF	9,5 years	2,95%	01-08-2022	10.000.000	01-02-2032
AA6	UF	15 years	2,70%	01-10-2022	5.000.000	01-10-2037
AA7	CLP	3,5 years	6,80%	01-02-2023	75.000.000.000	01-08-2026
AA8	CLP	4,5 years	6,70%	31-03-2023	100.000.000.000	01-09-2027
AA9	CLP	8 years	6,30%	31-03-2023	75.000.000.000	01-11-2030
AA10	CLP	3 years	7,10%	24-04-2023	50.000.000.000	01-03-2026
AA11	CLP	3 years	6,40%	01-07-2023	50.000.000.000	01-07-2026
AA12	UF	10 years	3,40%	01-09-2023	3.000.000	01-03-2033
AA13	UF	6 years	3,40%	01-09-2023	3.000.000	01-09-2029

Others

On January 23, 2023, the Ministry of Finance together with the Association of Banks and Financial Institutions (ABIF) announced a series of measures aimed at supporting individuals and SMEs, as well as strengthening the banking system. This includes encouraging the rescheduling of credits according to the commercial policies dictated by each bank and a commitment from the banks to be participants in the support programs promoted by the State, such as Fogape and the housing construction program. Additionally, in that same instance, it was announced that the Transbank shareholder banks will begin the sale of their ownership in that company within the framework of the so-called four-part model in the payment system. More recently, Transbank's shareholders have chosen JP Morgan to advise on the transaction.

Recognitions

- Top Employer Certification for the fifth consecutive year
- Recognized by Latin Trade for commitment to sustainability in the Latin Trade Index Americas Sustainability Awards 2023
- Best ESG banking in Chile by Euromoney
- Best Bank in Chile by Euromoney

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67 Material Facts: Placement of securities in international and/or national markets As of today, January 6 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 11 / 2017 dated October 12 , 2017 . The specific conditions of the aforementioned placement were as follows : - Series U - 7 bonds, for a total amount of 3 , 000 , 000 , 000 pesos, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 52% . Additionally, dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 10 / 2016 dated August 11 , 2016 . The specific conditions of the aforementioned placement were as follows : - Series T - 18 bonds, for a total amount of 75 , 000 , 000 , 000 pesos, maturing on December 1 , 2027 . The average placement rate of the securities was 6 . 52% . 06 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 11 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 3 bonds, for a total amount of 13 , 600 , 000 , 000 pesos, maturing on September 1 , 2030 . The average placement rate of the securities was 5 . 95% . 11 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 12 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 3 bonds, for a total amount of 1 , 150 , 000 , 000 pesos, maturing on September 1 , 2030 . The average placement rate of the securities was 5 . 79% . 12 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 5 bonds, for a total amount of 310 , 000 UF, maturing on March 1 , 2028 . The average placement rate of the securities was 2 . 64% . 17 - 01 - 2023 Placement of securities in international and/or national markets As of today, February 20 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 3 bonds, for a total amount of 70 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 38% . 20 - 02 - 2023 Placement of securities in international and/or national markets As of today, February 21 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 3 bonds, for a total amount of 100 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 44% . 21 - 02 - 2023 Placement of securities in international and/or national markets 23 - 02 - 2023

68 As of today, February 23, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Series AA - 7 bonds, for a total amount of 5,000,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 7.18%. Placement of securities in international and/or national markets As of today, March 1 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 15 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 7 . 40% . 01 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 10 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 11222 of the Series AA - 1 , for a total amount of 25 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 87% . 10 - 03 - 2023 Ordinary meetings, citations, agreements and proposals . On March 14 , 2023 , in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19 , 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60 % of the retained earnings as of December 31 , 2022 equivalent to Ch $ 2 . 57469221 per share and propose that the remaining 40 % of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results . 14 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 15 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 30922 of the Series AA - 3 , for a total amount of 85 , 250 , 000 , 000 CLP, maturing on September 1 , 2030 . The average placement rate of the securities was 6 . 22% . 15 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 2 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 60% . 16 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 2 , 500 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 55% . 17 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 23 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 24 , 250 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 70% . 23 - 03 - 2023 Ordinary meetings, citations, agreements and proposals. 28 - 03 - 2023

69 On March 28, 2023, the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders’ Meeting on April 19, 2023, when she was ratified as director. Placement of securities in international and/or national markets As of today, March 29 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 1 , 390 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 81% . 29 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 30 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 5 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 85% . 30 - 03 - 2023 Placement of securities in international and/or national markets As of today, April 12, 2023, and with a settlement date of April 19, 2023, a bond in dollars was issued through our EMTN program for an amount of USD 30,000,000, maturing on April 19, 2024 at a placement rate of 5.837%. 12 - 04 - 2023 Ordinary meetings, citations, agreements and proposals . The shareholders of Banco Santander - Chile are informed that at the Ordinary Shareholders' Meeting held on April 19 , 2023 , the payment of a dividend of $ 2 . 57469221 per share was agreed, charged to the income for the year for 2022 . The aforementioned dividend will be available to the shareholders as of April 26 , 2023 , at the Bank's Headquarters located at Bandera No . 140 , Santiago, and at any of its branches, both in the Metropolitan Region and the rest of the country . Those who are registered in the Shareholders Registry at midnight on April 20 , 2023 are entitled to this dividend . In accordance with the provisions of 44 of the General Banking Law, it is reported that at the Ordinary Shareholders' Meeting of Banco Santander - Chile, held on April 19 , 2023 , Mr . Claudio Melandri Hinojosa, Mr . Rodrigo Vergara Montes (Independent), Mr . Orlando Poblete Iturrate (Independent), Mr . Félix de Vicente Mingo (Independent), Mrs . María Olivia Recart Herrera (Independent), Mrs . Ana Dorrego de Carlos, Mr . Rodrigo Echenique Gordillo, Mrs . Lucia Santa Cruz Sutil and Mrs . Blanca Bustamante Bravo (Independent) were chosen as Directors ; and Mr . Juan Pedro Santa María Pérez (Independent) and Mr . Alfonso Gómez Morales (Independent) as Alternate Directors . 20 - 04 - 2023 Placement of securities in international and/or national markets As of today, April 24, 2023, and with a settlement date of April 28, 2023, a yen bond was issued through our EMTN program for an amount of JPY 10,500,000,000, maturing on April 28, 2024 at a placement rate of 0.60%. 24 - 04 - 2023 Placement of securities in international and/or national markets Con fecha de hoy, 16 de mayo de 2023 , se llevó a cabo la colocación de bonos desmaterializados y al portador efectuada por el Banco en el mercado local, con cargo a la línea inscrita en el Registro de Valores de la CMF bajo el número 20220013 con fecha 15 de noviembre de 2022 . Las condiciones específicas de la referida colocación fueron las siguientes : - Bond Serie AA - 1, con nemotécnico BSTDA11222, por un monto total de 17,700,000,000 de pesos, con vencimiento el 1 de diciembre de 2028. La tasa promedio de colocación de los títulos fue de 6.,68%. 16 - 05 - 2023 Placement of securities in international and/or national markets As of today, May 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : 17 - 05 - 2023

70 - Bond Series AA - 7 BSTDA70223, for a total amount of 4,660,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 7.25%. - Bond Series AA - 7 BSTDA1122, for a total amount of 1,00,000,000 CLP, maturing on December 1, 2028. The average placement rate of the securities was 6.64%. Placement of securities in international and/or national markets As of today, May 24, 2023, and with a settlement date of May 30, 2023, a yen bond was issued through our EMTN program for an amount of JPY 7,000,000,000, maturing on May 30, 2025 at a placement rate of 0.78%. 24 - 05 - 2023 Lease promise contract It is reported that in a regular meeting held on May 25 of this year, the Board of Directors of Banco Santander - Chile approved the following transaction with related parties: - A lease agreement, where Banco Santander - Chile promises to lease from Navegante Américo Vespucio SpA (related companies due to the property) the building where the Bank's future offices will be located. In relation to this operation, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenqiue Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo and María Olivia Recart expressed the convenience for the Bank of said operation, adjusting the price, terms and conditions to those prevailing in the market, also in accordance with the favorable report of the Bank's Directors and Audit Committee . 26 - 05 - 2023 Placement of securities in international and/or national markets As of today, May 30 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 6 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 7% . 30 - 05 - 2023 Placement of securities in international and/or national markets As of today, June 8 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 3 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 35% . - Bond Series AA - 10 BSTD 100323 , for a total amount of 5 , 000 , 000 , 000 CLP, maturing on March 1 , 2026 . The average placement rate of the securities was 7 . 06% . 08 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 9 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 44 , 800 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 50% . 09 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 12 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 7 BSTDA 70223 , for a total amount of 7 , 650 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 80% . - Bond Series AA - 8 BSTDA 80323 , for a total amount of 13 , 000 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 63% . 12 - 06 - 2023 Placement of securities in international and/or national markets 13 - 06 - 2023

71 As of today, June 13, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond Series AA - 8 BSTDA80323, for a total amount of 4,500,000,000 CLP, maturing on September 1, 2027. The average placement rate of the securities was 6.58%. Placement of securities in international and/or national markets As of today, June 14 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of 3 , 000 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 58% . - Bond Series AA - 10 BSTD 100323 , for a total amount of 1 , 500 , 000 , 000 CLP, maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 85% . 14 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 15 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 732019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Bond Series W - 3 BSTDW 31218 , for a total amount of 600 , . 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 96% . 15 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 43% . 16 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 43% . 16 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 28 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 24% . - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 4 , 500 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 60% . 28 - 06 - 2023

72 Fine penalty report In accordance with the provisions of articles 9 and 10 of Law No . 18 , 045 , and the provisions of chapter 18 - 10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander - Chile hereby informs that it has taken cognizance of the sentence handed down by the Hon . Supreme Court, of June 28 , 2023 , issued in Case No . 137 . 680 - 2022 , which revoked the ruling issued by the Iltma . Court of Appeals of Santiago, of October 6 , 2022 , in contentious administrative case No . 42 - 2020 , and, instead, ordered to reject the claim of illegality by applying a reprimand and a fine for tax benefit of 800 (eight hundred) Units of Development, for not having reported suspicious transactions in a timely manner in accordance with the provisions of numeral 1 ) of Chapter I of UAF Circular No . 49 , of 2012 . Banco Santander - Chile complies with notifying this situation to the market, in compliance with the duties of information that assists . 30 - 06 - 2023 Placement of securities in international and/or national markets As of today, July 4 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTD 100323 of the Serie AA - 10 , for a total amount of 4 , 000 , 000 , 000 CLP, maturing March 1 , 2026 . The average placement rate f the securities was 6 . 55% . 04 - 07 - 2023 Placement of securities in international and/or national markets As of today, July 6 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 6 , 000 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 53% . - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 6 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 36% . 06 - 07 - 2023 Placement of securities in international and/or national markets As of today, July 14 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 2 , 000 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 45% . 14 - 07 - 2023 Placement of securities in international and/or national markets As of today, August 7, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond Series AA - 10 BSTD100323, for a total amount of Ch$2,000,000,000, maturing on March 1, 2026. The average placement rate of the securities was 6.15%. 07 - 08 - 2023

73 Placement of securities in international and/or national markets As of today, September 1 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Bond Series W - 5 BSTDW 50319 , for a total amount of UF 1 , 500 , 000 , maturing on March 1 , 2028 . The average placement rate of the securities was 6 . 28% . 01 - 09 - 2023 Placement of securities in international and/or national markets As of today, September 5, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 3 BSTDW31218, for a total amount of UF604,000, maturing on June 1, 2026. The average placement rate of the securities was 3.77%. 05 - 09 - 2023 Placement of securities in international and/or national markets As of today, September 7, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 3 BSTDW50319, for a total amount of UF95,000, maturing on March 1, 2028. The average placement rate of the securities was 3.55%. 07 - 09 - 2023 Subsequent events: Placement of securities in international and/or national markets As of today, October 20 , 2023 , and with a settlement date of October 27 , 2023 , the issuance of a bond in Japanese yen was carried out through our EMTN program for an amount of JPY 8 , 000 , 000 , 000 , with maturity on October 27 , 2025 at a placement rate of 0 . 845% . 20 - 10 - 2023

Annex 2: Balance sheet

ASSETS	Sep-23	Dec-22	Sep-23/ Dec-22
	Ch$ Million		% Chg.
Cash and deposits in banks	2,411,594	1,982,942	21.6%
Cash items in process of collection	2,088,892	843,816	147.6%
Financial assets for trading at fair value through earnings	12,247,681	11,827,007	3.6%
Financial derivative contracts	*11,975,997*	*11,672,960*	2.6%
Financial debt instruments	*271,684*	*154,046*	76.4%
Financial assets at fair value through other comprehensive income	7,058,984	6,023,039	17.2%
Financial debt instruments	*6,961,694*	*5,880,733*	18.4%
Other financial instruments	*97,290*	*142,306*	(31.6%)
Financial derivative contracts for hedge accounting	836,130	477,762	75.0%
Financial assets at amortized cost	43,665,555	42,560,431	2.6%
Investments under resale agreements	4,155	-	--%
Financial debt instruments	4,752,706	4,867,591	(2.4%)
Interbank loans, net	*12,995*	*32,955*	(60.6%)
Loans and account receivables from customers-Commercial	*17,272,821*	*17,684,589*	(2.3%)
Loans and account receivables from customers-Mortgage	*16,504,231*	*15,729,010*	4.9%
Loans and account receivables from customers-Consumer	*5,118,647*	*5,282,812*	(3.1%)
Investments in associates and other companies	51,406	46,586	10.3%
Intangible assets	95,326	107,789	(11.6%)
Property, plant and equipment	186,357	189,364	(1.6%)
Assets with leasing rights	160,387	182,526	(12.1%)
Current taxes	76	315	(76.0%)
Deferred taxes	400,709	314,125	27.6%
Other assets	3,257,765	3,578,004	(9.0%)
Non-current assets and groups for sale	29,886	30,896	(3.3%)
TOTAL ASSETS	**72,490,744**	**68,164,603**	**6.3%**

LIABILITIES	Ch$ Million		% Chg.
Cash items in process of being cleared	2,034,401	746,872	172.4%
Financial liabilities for trading at fair value through earnings	11,551,443	11,319,320	2.1%
Financial derivative contracts	*11,551,443*	*11,319,320*	*2.1%*
Financial derivative contracts for hedge accounting	2,423,969	2,788,794	(13.1%)
Financial liabilities at amortized cost	47,015,698	43,704,023	7.6%
Deposits and other demand liabilities	*12,904,084*	*14,086,226*	*(8.4%)*
Time deposits and other time liabilities	*15,651,236*	*12,978,790*	*20.6%*
Obligations under repurchase agreements	*712,630*	*315,355*	*126.0%*
Interbank borrowings	*9,657,330*	*8,864,765*	*8.9%*
Issued debt instruments	*7,903,923*	*7,165,893*	*10.3%*
Other financial liabilities	*186,496*	*292,995*	*(36.3%)*
Obligations for leasing contracts	116,387	137,089	(15.1%)
Financial instruments of issued regulatory capital	2,402,924	2,324,116	3.4%
Provisions for contingencies	120,192	172,826	(30.5%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	108,164	247,508	(56.3%)
Special provisions for credit risk	336,945	331,519	1.6%
Current taxes	130,814	112,481	16.3%
Deferred taxes	98	1	12104.2%
Other liabilities	1,932,211	2,041,682	(5.4%)
TOTAL LIABILITIES	**68,173,247**	**63,926,231**	**6.6%**
Capital	891,303	891,303	0.0%
Reserves	3,115,239	2,815,170	10.7%
Accumulated other comprehensive income	(63,863)	(167,147)	(61.8%)
Elements that will not be reclassified to earnings	617	597	3.4%
Elements that can be reclassified to earnings	(64,481)	(167,744)	(61.6%)
Retained earnings from prior years	38,618	28,339	36.3%
Income from the period	319,486	808,651	(60.5%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(108,164)	(247,508)	(56.3%)
Total Shareholders' Equity	**4,192,619**	**4,128,808**	**1.5%**
Non-controlling interest	124,879	109,564	14.0%
EQUITY	**4,317,497**	**4,238,372**	**1.9%**
TOTAL LIABILITIES AND EQUITY	**72,490,744**	**68,164,603**	**6.3%**

74

Annex 3: Income Statement YTD

	Sep-23	Sep-22	Sep-23/Sep-22
	Ch$ Million		% Chg.
Interest income	2,859,612	1,958,166	46.0%
Interest expense	(2,368,941)	(1,485,892)	59.4%
Net interest income	**490,670**	**472,274**	**3.9%**
Readjustment income	351,791	1,020,622	(65.5%)
Readjustment expense	(100,309)	(171,489)	(41.5%)
Net readjustment income	**251,481**	**849,133**	**(70.4%)**
Net income from interest and readjustment	**742,152**	**1,321,407**	**(43.8%)**
Fee and commission income	630,067	533,000	18.2%
Fee and commission expense	(242,661)	(234,040)	3.7%
Net fee and commission income	**387,406**	**298,960**	**29.6%**
Financial assets not for trading	100,704	(22,606)	--%
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(31,885)	16,814	--%
Changes, readjustments and hedge accounting in foreign currency	174,725	166,523	4.9%
Net financial result	**243,545**	**160,731**	**51.5%**
Income from investments in associates and other companies	6,406	6,249	2.5%
Results from non-current assets and non-continued operations	11,382	4,327	163.0%
Other operating income	3,065	2,619	17.0%
Total operating income	**1,393,955**	**1,794,293**	**(22.3%)**
Personnel expenses	(316,809)	(314,932)	0.6%
Administrative expenses	(227,499)	(226,468)	0.5%
Depreciation and amortization	(107,289)	(96,177)	11.6%
Impairment of non-financial assets	-	-	--%
Other operating expenses	(18,035)	(87,533)	(79.4%)
Total operating expenses	**(669,633)**	**(725,110)**	**(7.7%)**
Operating results before credit losses	**724,322**	**1,069,183**	**(32.3%)**
Expense for provisions established for credit risk of loans at amortized cost	(422,336)	(280,918)	50.3%
Expense for special provisions for credit risk	(4,791)	(38,060)	(87.4%)
Recovery of written-off loans	75,426	65,889	14.5%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(581)	(355)	63.9%
Credit loss expenses	**(352,282)**	**(253,444)**	**39.0%**
Net income from ordinary activities before tax	**372,040**	**815,739**	**(54.4%)**
Income tax	(37,804)	(96,679)	(60.9%)
Consolidated income for the period	334,236	719,060	(53.5%)
Income attributable to shareholders	**319,486**	**706,849**	**(54.8%)**
Income attributable to non-controlling interest	14,750	12,211	20.8%

75

Annex 4: Quarterly results

	3Q23	2Q23	3Q22	3Q23/3Q22	3Q23/2Q23
		Ch$ Million		% Chg.	
Interest income	987,377	948,735	780,634	26.5%	4.1%
Interest expense	(796,629)	(824,157)	(661,496)	20.4%	(3.3%)
Net interest income	**190,748**	**124,578**	**119,138**	**60.1%**	**53.1%**
Readjustment income	25,189	178,137	337,679	(92.5%)	(85.9%)
Readjustment expense	(4,778)	(48,603)	(92,962)	(94.9%)	(90.2%)
Net readjustment income	**20,411**	**129,534**	**244,717**	**(91.7%)**	**(84.2%)**
Net income from interest and readjustment	**211,159**	**254,111**	**363,855**	**(42.0%)**	**(16.9%)**
Fee and commission income	215,215	205,676	186,936	15.1%	4.6%
Fee and commission expense	(93,665)	(69,755)	(79,945)	17.2%	34.3%
Net fee and commission income	**121,550**	**135,921**	**106,991**	**13.6%**	**(10.6%)**
Financial assets not for trading	(26,390)	(6,147)	36,007	--%	329.3%
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	3,497	1,179	701	398.8%	196.5%
Changes, readjustments and hedge accounting in foreign currency	104,099	89,935	24,767	320.3%	15.7%
Net financial result	**81,206**	**84,967**	**61,475**	**32.1%**	**(4.4%)**
Income from investments in associates and other companies	2,209	2,655	1,856	19.0%	(16.8%)
Results from non-current assets and non-continued operations	9,186	(734)	6,280	46.3%	--%
Other operating income	942	1,579	1,378	(31.6%)	(40.3%)
Total operating income	**426,252**	**478,500**	**541,835**	**(21.3%)**	**(10.9%)**
Personnel expenses	(105,668)	(113,927)	(106,135)	(0.4%)	(7.2%)
Administrative expenses	(78,115)	(72,088)	(82,366)	(5.2%)	8.4%
Depreciation and amortization	(36,310)	(34,932)	(32,094)	13.1%	3.9%
Impairment of non-financial assets	-	-	-	--%	--%
Other operating expenses	(10,571)	(695)	(29,999)	(64.8%)	1421.9%
Total operating expenses	**(230,664)**	**(221,641)**	**(250,594)**	**(8.0%)**	**4.1%**
Operating results before credit losses	**195,588**	**256,858**	**291,242**	**(32.8%)**	**(23.9%)**
Expense for provisions established for credit risk of loans at amortized cost	(145,127)	(145,170)	(78,223)	85.5%	(0.0%)
Expense for special provisions for credit risk	(4,856)	1,419	(33,263)	(85.4%)	--%
Recovery of written-off loans	28,807	26,305	20,643	39.5%	9.5%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	480	108	1	47937.5%	344.7%
Credit loss expenses	**(120,695)**	**(117,339)**	**(90,842)**	**32.9%**	**2.9%**
Net income from ordinary activities before tax	**74,893**	**139,519**	**200,399**	**(62.6%)**	**(46.3%)**
Income tax	(13,280)	(6,686)	(10,533)	**26.1%**	**98.6%**
Consolidated income for the period	**61,613**	**132,834**	**189,866**	**(67.5%)**	**(53.6%)**
Income attributable to shareholders	**56,616**	**127,187**	**185,592**	**(69.5%)**	**(55.5%)**
Income attributable to non-controlling interest	**4,997**	**5,647**	**4,274**	**16.9%**	**(11.5%)**

76

Annex 5: Quarterly evolution of main ratios and other information

Ch$ Million	3Q22	4Q22	1Q23	2Q23	3Q23
Loans					
Consumer loans	5,044,757	5,282,812	5,340,598	5,411,859	5,440,518
Residential mortgage loans	15,270,088	15,729,010	16,029,868	16,407,126	16,650,160
Commercial loans	18,609,122	17,826,895	17,714,571	17,517,499	18,035,767
Interbank loans	55	32,991	32,873	25,799	13,000
Total loans (including interbank and FVOCI)	**38,924,022**	**38,871,708**	**39,117,909**	**39,362,284**	**40,139,445**
Allowance for loan losses	(1,014,351)	(1,036,561)	(1,051,463)	(1,090,832)	(1,133,461)
Total loans, net of allowances	**37,909,671**	**37,835,147**	**38,066,446**	**38,271,452**	**39,005,984**
Deposits					
Demand deposits	14,512,729	14,086,226	13,806,513	13,272,010	12,904,084
Time deposits	13,776,219	12,978,790	14,265,830	14,892,389	15,651,236
Total deposits	**28,288,948**	**27,065,015**	**28,072,343**	**28,164,399**	**28,555,320**
Mutual funds (Off balance sheet)	8,362,061	8,162,924	8,522,116	8,946,382	9,720,987
Total customer funds	**36,651,009**	**35,227,939**	**36,594,459**	**37,110,781**	**38,276,307**
Loans / Deposits[1]	**101.2%**	**104.7%**	**101.0%**	**100.5%**	**100.5%**
Average balances					
Avg. interest earning assets	48,869,125	49,690,494	49,616,961	50,646,978	51,262,755
Avg. Loans	38,388,577	39,055,060	38,940,179	39,199,343	39,492,171
Avg. assets	71,982,431	71,541,662	68,951,373	69,154,233	69,913,353
Avg. demand deposits	14,935,651	14,383,079	14,012,059	13,789,558	12,973,642
Avg equity	3,635,859	4,013,043	4,074,672	4,052,283	4,183,095
Avg. free funds (demand plus equity)	18,571,510	18,396,122	18,086,732	17,841,841	17,156,737
Capitalization					
Risk weighted assets	39,153,192	38,026,916	38,386,948	38,781,025	39,899,327
Core capital (CET1)	3,969,002	4,212,916	4,015,590	4,247,994	4,275,569
AT1	1,064,596	779,997	744,073	750,899	818,358
Tier I	5,033,598	4,992,913	4,759,663	4,998,893	5,093,927
Tier II	1,546,571	1,766,133	1,767,221	1,793,465	1,746,535
Regulatory capital	6,580,169	6,759,047	6,526,885	6,792,358	6,840,461
Core Capital ratio	**10.1%**	**11.1%**	**10.5%**	**11.0%**	**10.7%**
Tier I ratio	**12.9%**	**13.1%**	**12.4%**	**12.9%**	**12.8%**
Tier II ratio	**4.0%**	**4.6%**	**4.6%**	**4.6%**	**4.4%**
BIS ratio	**16.8%**	**17.8%**	**17.0%**	**17.5%**	**17.1%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**3.0%**	**2.2%**	**2.2%**	**2.0%**	**1.6%**
Efficiency ratio[3]	46.2%	52.4%	44.4%	46.3%	54.1%
Costs / assets[4]	1.4%	1.3%	1.3%	1.3%	1.3%
Avg. Demand deposits / interest earning assets	30.6%	28.9%	28.2%	27.2%	25.3%
Return on avg. Equity	**20.4%**	**10.1%**	**13.3%**	**12.6%**	**5.4%**
Return on avg. Assets	1.0%	0.6%	0.8%	0.7%	0.3%
Return on RWA	2.2%	1.3%	1.2%	1.5%	0.7%

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Ch$ Million	3Q22	4Q22	1Q23	2Q23	3Q23
Asset quality					
Impaired loans[5]	**1,728,314**	**1,847,333**	**1,993,935**	**2,108,005**	**2,215,504**
Non-performing loans (NPLs) [6]	**655,007**	**717,411**	**724,936**	**838,759**	**906,482**
Past due loans[7]	282,369	300,101	327,818	375,165	414,102
Loan loss reserves	(1,014,351)	(1,036,561)	(1,051,463)	(1,090,832)	(1,133,461)
Impaired loans / total loans	4.4%	4.8%	5.1%	5.4%	5.5%
NPLs / total loans	1.7%	1.8%	1.9%	2.1%	2.3%
PDL / total loans	0.7%	0.8%	0.8%	1.0%	1.0%
Coverage of NPLs (Loan loss allowance / NPLs)	154.9%	144.5%	145.0%	130.1%	125.0%
Coverage of PDLs (Loan loss allowance / PDLs)	359.2%	345.4%	320.7%	290.8%	273.7%
Risk index (Loan loss allowances / Loans) [8]	2.6%	2.7%	2.7%	2.8%	2.8%
Cost of credit (prov expense annualized / avg. loans)	0.9%	1.2%	1.2%	1.2%	1.2%
Clients and service channels (#)					
Total clients	4,024,633	3,910,094	3,720,147	3,737,056	3,907,194
Digital clients	1,994,206	1,981,540	2,001,980	1,979,248	2,061,291
Branches	306	286	278	260	254
ATMs (includes depositary ATMs)	1,483	1,647	1,864	1,924	2,023
Employees	9,417	9,389	9,477	9,162	9,077
Market information (period-end)					
Net income per share (Ch$)	**0.98**	**0.54**	**0.72**	**0.67**	**0.30**
Net income per ADR (US$)	**0.41**	**0.25**	**0.36**	**0.34**	**0.14**
Stock price	33.82	33.95	35.25	37.94	41.15
ADR price	14.01	15.84	17.83	18.85	18.34
Market capitalization (USCh$ million)	6,789	7,460	8,400	8,895	8,640
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	3.5%	2.5%	1.3%	1.4%	0.3%
Central Bank monetary policy reference rate (nominal)	10.8%	11.3%	11.3%	11.3%	9.5%
Observed Exchange rate (Ch$/US$) (period-end)	969.28	849.59	794.35	800.94	889.46

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

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